Form 10-K, Exhibit 13
period 1996-12-31
CARDINAL BANCSHARES INC
filed 1997-03-27
CIK 888184

                                                                EXHIBIT 13.1

                            CARDINAL BANCSHARES, INC.

                               1996 ANNUAL REPORT

                     [CARDINAL BANCSHARES, INC. LETTERHEAD]



                                                              March, 1997


Dear Cardinal Shareholders:

         Based on the excitement of the first three quarters of 1996, one might proclaim the fourth quarter to be decidedly mundane. The singular significant event was the previously announced non-cash charge against earnings concerning certain stock option plans, approved by you last October. On a full year basis, I am confident all would agree it was a busy year.


FINANCIAL PERFORMANCE

         Net income was $4.3 million for 1996 or $2.58 per share, compared to $864,000 or $0.56 per share for 1995. Net loss for the fourth quarter of 1996 was $336,000 or $(.20) per share, compared to a loss of $81,000 for the fourth quarter of 1995 or $(0.05) per share.

         The 1996 fourth quarter loss is primarily attributable to the one time non-cash charge against earnings pertaining to the amendments to the stock option plans. The 1995 fourth quarter loss is attributed largely to losses at Security First Network Bank (expenses associated with the Internet banking activities) as well as losses at Cardinal Credit Corporation and Jefferson Banking Company. In addition, in the fourth quarter of 1995, Cardinal recorded a $172,000 charge to federal income tax expense associated with the recapture of bad debt reserves at Security First Network Bank.

         Net income for 1996 included (1) the expense totaling $726,000 or $479,000 on an after-tax basis of the one-time special assessment on Savings Association Insurance Fund ("SAIF") deposits, (2) the $4.6 million after-tax gain on the sale of Cardinal Credit Corporation's assets, (3) $1,605,000 in losses at Security First Network Bank recognized by Cardinal before that bank was spun-off to Cardinal shareholders on May 23, 1996, and (4) the shareholder approved amendments to certain stock option plans which resulted in the previously announced $1,134,000 non-cash charge against earnings, net of applicable tax benefits.

Cardinal Shareholders
March, 1997
Page Two



         The following table outlines in more detail the financial effects of the significant events discussed above. The "1996 as adjusted" column depicts the full year operating results of the core banking company. The resulting net income of $3,233,000 in no way reflects what management would consider an acceptable level of long-term performance. I can assure you our internal goals are considerably higher. The 1996 performance reflects several expenditures of investment in the future, not the least of which is the continued improvement of the Jefferson Banking Company. As you remember, Jefferson is our de novo entry into the Louisville, Kentucky market. 1996 marked the end of its second full year. We are pleased with its growth and performance but it obviously has not had time to achieve acceptable long-term returns. We believe that the resources are in place to significantly improve upon the core banking earnings of 1996 reported above. We expect Jefferson to begin to contribute to earnings in a meaningful fashion as we focus our attention on increased revenue generation on a tightly controlled expense base.


                         Income Statement Reconciliation
                                 (In thousands)

                                                                SAIF and
                                         Cardinal                 Stock
                                1996      Credit    Security     Compen-     1996
                            as reported    Corp.      First      sation   as adjusted
                            -----------  --------   --------    --------  -----------
Interest income                54,335      2,303      1,188                  50,844
Interest expense               26,111        446        766                  24,899
                               ------      -----      ------                 ------
Net interest income            28,224      1,857        422                  25,945
Provision for loan losses       3,480        607          -                   2,873

Noninterest income             11,635      8,548         81                   3,006

Noninterest expense            28,000      2,556      1,985       2,445      21,014

Income before income taxes      8,379      7,242     (1,482)     (2,445)      5,064
Income taxes                    4,048      2,926        123        (832)      1,831
                               ------      -----     ------      ------      ------
Net income                      4,331      4,316     (1,605)     (1,613)      3,233
                               ======      =====     ======      ======      ======

Cardinal Shareholders
March, 1997
Page Three


         At December 31, 1996, total assets of Cardinal were $629 million as compared to $668 million at December 31, 1995. The decline in assets is largely attributable to the sale of assets of Cardinal Credit Corporation and the spin-off of Security First Network Bank. Credit quality remains strong with nonperforming loans comprising 0.21% of the December 31, 1996 loan portfolio as compared to 0.30% at December 31, 1995. Net loan losses for 1996 were 0.34% of average loans for the year. Excluding Cardinal Credit net charge-offs, net loan losses for the year were 0.20% of average loans. The reserve for loan losses was 650% of nonperforming loans at December 31, 1996.


FUTURE EVENTS

         The central focus of our efforts as we enter 1997 is to grow customer relationships. We feel we have the product offerings and a very knowledgeable and well-trained workforce to accomplish this goal. To that end, we expect to extend our presence in both the Somerset and Louisville, Kentucky markets, as well as relocate our office in London, Kentucky and launch banking via the Internet through The Vine Street Trust Company, Lexington, Kentucky.

         Alliance Bank, Somerset, will open its third location on South U.S. Highway 27 by the end of the third quarter, 1997. The Jefferson Banking Company also hopes to have its second location open in the second half of 1997. Alliance Bank, London, plans to relocate its offices to a more accessible, full-service facility also located in London. Finally, Vine Street intends to begin offering full banking services via the Internet in the spring. All of these additions are being undertaken to both enhance existing customer accessibility and to further our efforts to grow new customer relationships.

         We firmly believe we can very ably provide a full range of banking and investment services to all the customers in the markets we serve. With that in mind, I would ask each of you, as shareholders, to help us grow your Company by directing as many new customers as possible to our facilities. Or better yet, direct them to any of our experienced lenders, investment advisors, or deposit personnel. Personal endorsement is the strongest source of new business. I personally extend an invitation to you to become a new business development spokesperson for your Company. Together we will make 1997 a great year.

                                           Sincerely,


                                           /s/ John S. Penn
                                           -----------------------------------
                                           John S. Penn
                                           President & Chief Executive Officer
JSP/clg

                            CARDINAL BANCSHARES, INC.

                               ANNUAL REPORT 1996

                            *************************

                      BUSINESS OF CARDINAL BANCSHARES, INC.

         Cardinal is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA") and a savings and loan holding company registered under the Home Owners' Loan Act. As of December 31, 1996, Cardinal's total consolidated assets were $629.1 million and its total consolidated stockholders' equity was $50.3 million. Cardinal's business is conducted primarily through its four bank subsidiaries, The Vine Street Trust Company ("Vine Street"), HNB Bank ("HNB"), First & Peoples Bank ("First & Peoples"), the Jefferson Banking Company ("Jefferson"), and its thrift subsidiary, Alliance Bank ("Alliance"). Vine Street, HNB, First & Peoples and Jefferson conduct a commercial banking business throughout Fayette, Harlan, Estill, Washington and Jefferson counties which includes accepting demand and time deposits, providing checking and money market accounts, making commercial, consumer and mortgage loans, and providing safe deposit facilities. Vine Street and Jefferson also offer personal and corporate trust services. As part of Vine Street's activities it originates Small Business Administration and Rural Economic Community Development loans through loan production offices of its subsidiary, VST Financial Services, Inc. ("VST"), located in Atlanta, Georgia, Wilmington, North Carolina and Tampa, Florida as well as in its Lexington, Kentucky office. Mutual Insurance Agency, Inc. ("Mutual Insurance"), a subsidiary of HNB, offers general insurance products, including property and casualty insurance policies, and annuity insurance products.

         Alliance is principally engaged in the business of attracting retail deposits from the general public and investing those funds in mortgage loans (secured primarily by one-four family real estate), construction loans, consumer loans and investment securities. Alliance has a subsidiary, Mutual Service Corporation ("Mutual Service"), which offers a broad range of security products through an agreement with Compulife Investor Services.

         On May 14, 1996 Cardinal completed the sale of substantially all of the assets of its subsidiary, Cardinal Credit Corporation, to Norwest Financial Kentucky, Inc. Cardinal recorded an after-tax gain of approximately $4.6 million in connection with such sale and the related termination of Cardinal Credit Corporation's business. As part of the agreement with Norwest, Cardinal agreed that for three years it would not engage in the consumer finance business in the same or substantially similar manner in which Cardinal Credit Corporation engaged in that business. Such agreement does not, however, preclude any Cardinal subsidiary from engaging in its banking business, including the origination of consumer loans, as currently conducted. The net cash proceeds of the sale were invested in short-term securities.

         On May 23, 1996 Cardinal effected the spin-off of its wholly-owned subsidiary, Security First Network Bank ("SFNB"). Cardinal stockholders received on a pro rata basis the distribution of 2,398,908 shares of SFNB's common stock. The terms and conditions of the spin-off are set forth in the First Amended and Restated Plan of Distribution adopted by the Board of Directors of Cardinal on October 5, 1995. Cardinal no longer has any ownership interest in SFNB. SFNB's Common Stock is traded on NASDAQ's National Market System under the trading symbol "SFNB." Summary balance sheet information of SFNB as of the spin-off date is as follows:


                                        (Dollars in thousands)
                                        ----------------------
        Cash                                 $    764
        Interest-bearing deposits               3,657
        Securities                             14,216
        Net loans                              20,637
        Premises                                3,959
        Other assets                              870
        Deposits                               42,644
        FHLB advances                           1,230
        Other liabilities                         867
        Stockholders' equity                     (638)
                                             ========



                             MANAGEMENT OF CARDINAL

         The following information, as of March 28, 1997, concerns the principal occupation of the Company's executive officers for at least the past five years. Information concerning the principal occupation of John S. Penn is set forth under "Directors of Cardinal."

         JACK H. BROWN, has been the Chief Financial Officer of Cardinal since 1988. He is currently the Secretary-Treasurer of VST and a vice president of Vine Street, Jefferson, First & Peoples, HNB and Alliance.

         SCOTT P. CVENGROS, has been the Senior Credit Officer of Cardinal since January 1996. Mr. Cvengros served as a lending officer at Vine Street from February 1989 until January 1995. He was a lending officer at VST from January 1995 until June 1995 at which time he became president of VST. He served as president of VST until he joined Cardinal in January 1996.


                              DIRECTORS OF CARDINAL

         The following information, as of March 28, 1997, sets forth the principal occupation of the Company's directors for at least the past five years.

         SAMUEL A. B. BOONE is President of The Lexington Quarry Company. He serves as a director at First & Peoples.

         VERNON J. COLE, was President and Chief Executive Officer of HNB from 1986 until 1991. Mr. Cole is currently Chairman of the Board of HNB.

         JAMES M. HILL, IV, a veterinarian, is a self-employed breeder and racer of thoroughbred horses. In addition, Dr. Hill entered the boot manufacturing and marketing business in May 1996.

         LOYD G. JASPER, was President and Chief Executive Officer of Alliance from 1985 to July 1994. Mr. Jasper has been a member of the Board of Alliance since 1985 and became Chairman of the Board of Directors of Alliance in January 1993. He has also been the President and a director of Mutual Service since January 1986 and served as President and director of Mutual Insurance, now a wholly-owned subsidiary of HNB, from 1985 to February, 1994.

         RYAN R. MAHAN, has owned and operated Ryan R. Mahan and Associates, an equine auctioneer firm since 1975. He is also Vice President and co-owner of Swinebroad-Denton, a real estate brokerage firm and has been associated with such firm since 1988. Mr. Mahan is also an auctioneer at Keeneland Association, Lexington, Kentucky. He is also director of auctions for Ocala Breeders Sales, Inc., Barretts Equine Sales and Canadian Breeders Sales.

         JOHN S. PENN, was President and Chief Operating Officer of Cardinal from November 1987 to October 1996. In October 1996 he was elected President and Chief Executive Officer of Cardinal. He is also a director of VST.

         RONALD C. SWITZER, has been a certified public accountant since 1969. His accounting firm is Switzer, McGaughey & Co., PSC in Lexington, Kentucky. He also has owned and been the president of various restaurant franchises, a computer franchise, and an athletic club. Mr. Switzer is also a director of Vine Street.

                                 DIVIDEND POLICY

         The holders of Cardinal Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of Cardinal out of funds legally available. Declaration of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities available to Cardinal and its subsidiaries, capital requirements, regulatory limitations, Cardinal and its subsidiaries' results of operations and financial conditions, tax considerations and general economic conditions. For a discussion of certain dividend restrictions see Notes 10 and 15 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operation".

          1996 Quarterly Dividends              1995 Quarterly Dividends
          ------------------------              ------------------------
              First      $0.20                       First       $0.20
              Second      0.20                       Second       0.20
              Third       0.20                       Third        0.20
              Fourth      0.20                       Fourth       0.20


                               MARKET INFORMATION

         The 1,593,557 shares of Cardinal common stock outstanding as of March 18, 1997 are held by 458 stockholders of record, not including directors' qualifying shares.

         The Cardinal common stock began trading on The Nasdaq Stock Market's National Market under the symbol "CARD" on December 7, 1993. Market makers in Cardinal common stock at year end are Friedman, Billings, Ramsey & Co., Inc., The Robinson-Humphrey Company,

Inc., Sterne, Agee & Leach, and Sherwood Securities Corporation. Prior to December 7, 1993, Cardinal's common stock was traded sporadically on The Nasdaq Over-the-Counter Bulletin Board, but there was no established public trading market for Cardinal Common Stock.

         The following table sets forth the high and low prices of Cardinal common stock as reported by NASDAQ for the periods indicated:

                                     1996                       1995
                              HIGH           LOW         HIGH          LOW
                              ----           ---         ----          ---
First quarter               $  70.00       $52.50       $35.00        $26.75
Second quarter                105.50        38.00        41.50         34.50
Third quarter                  42.00        39.00        45.50         38.50
Fourth quarter                 46.00        40.00        71.25         44.00


         The high and low prices of Cardinal set forth above for the periods prior to May 23, 1996 are not adjusted to give effect to the spin-off of SFNB. SFNB's common stock began trading separately from Cardinal's common stock on May 24, 1996.


                          TRANSFER AGENT AND REGISTRAR

         The Registrar and Transfer Agent is Wachovia Bank of North Carolina, N.A., P.O. Box 3001, Winston-Salem, North Carolina 27150.


                                    FORM 10-K

         A copy of Cardinal's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for 1996, including the financial statements and financial statement schedules, but excluding certain exhibits thereto, may be obtained without charge by writing to Cardinal Bancshares, Inc., 400 East Vine Street, Suite 300, Lexington, KY 40507, Attention: Carolyn L. Gabriel, Corporate Secretary.


                              INDEPENDENT AUDITORS

                              KPMG Peat Marwick LLP
                               Lexington, Kentucky


                             CORPORATE HEADQUARTERS

          Cardinal Bancshares, Inc., 400 East Vine Street, Suite 300
                           Lexington, Kentucky 40507
                                (606) 255-8300.

                            CARDINAL BANCSHARES, INC.
                                AND SUBSIDIARIES

                            * * * * * * * * * * * * *

                              FINANCIAL INFORMATION

                            * * * * * * * * * * * * *

                                    CONTENTS

                                                                          PAGE
                                                                          ----
CORPORATE FINANCIAL REVIEW:

          Consolidated Selected Historical Financial Data                   5

          Management's Discussion and Analysis                              6

CONSOLIDATED FINANCIAL STATEMENTS:

          Report of KPMG Peat Marwick LLP, Independent Auditors            33

          Consolidated Balance Sheets                                      34

          Consolidated Statements of Operations                            36

          Consolidated Statements of Stockholders' Equity                  38

          Consolidated Statements of Cash Flows                            39

          Notes to Consolidated Financial Statements                       41

                          Cardinal Bancshares, Inc.
               Consolidated Selected Historical Financial Data
               (Dollars in thousands except for per share data)

                                                                    For the year ended December 31,
                                              ----------------------------------------------------------------------------
                                                 1996            1995            1994             1993            1992
                                              -----------     -----------     -----------      -----------     -----------
Net interest income                           $    28,224     $    27,781     $    23,093      $    17,261     $    16,018
Provision for loan losses                           3,480           1,994           1,791              656           1,014
Net interest income after provision for
  loan losses                                      24,744          25,787          21,302           16,605          15,004
Non-interest income, excluding investment
  securities gains (losses)                        11,586           4,315           2,837            3,000           2,308
Investment securities gains (losses)                   49             308          (1,563)              62              56
Non-interest expense                               28,000          28,648          23,329           15,257          13,321
Income tax (benefit) expense                        4,048             898            (215)             893           1,434
                                              -----------     -----------     -----------      -----------     -----------
Net income (loss)                             $     4,331     $       864     $      (538)     $     3,517     $     2,613
                                              ===========     ===========     ===========      ===========     ===========



Per common share:
  Net income (loss) (1):
    Primary                                   $      2.58     $      0.56     $     (0.36)     $      3.14           $   -
    Fully diluted                                    2.57            0.55           (0.36)            3.10               -
Stockholders' equity at period-end (1)              31.58           27.92           26.20            27.73               -
  Cash dividends declared                            0.80            0.80            0.80             0.80            0.60
                                              ===========     ===========     ===========      ===========     ===========

At period-end:
  Total assets                                $   629,061     $   668,489     $   559,735      $   482,391     $   451,247
  Total loans, net of unearned income             467,216         468,101         378,037          293,211         260,687
  Total deposits                                  549,248         570,734         475,741          431,975         409,450
  Notes payable and capital lease obligations      18,654          43,810          38,964            4,936           5,518
  Total stockholders' equity                       50,297          41,150          36,282           39,201          29,401
  Allowance for loan losses                         6,374           5,789           5,214            3,600           3,198
                                              ===========     ===========     ===========      ===========     ===========

Selected Ratios:
  Return on average assets                           0.67%           0.14%          -0.10%            0.76%           0.59%
  Return on average stockholders' equity             9.17%           2.28%          -1.41%           10.88%          10.29%
  Average stockholders' equity to average
    total assets                                     7.28%           6.01%           7.40%            6.96%           5.73%
  Allowance for loan losses as a percentage
    of average net loans                             1.38%           1.36%           1.57%            1.33%           1.29%
  Nonperforming loans as a percentage of
    period-end net loans                             0.21%           0.30%           0.23%            0.17%           0.23%
  Net charge-offs as a percentage of
    average net loans                                0.34%           0.33%           0.05%            0.09%           0.09%
  Net interest margin                                4.65%           4.69%           4.78%            4.00%           3.90%

Capital ratios:
  Tier 1 risk-based                                 10.47%           7.84%           9.32%           12.92%          10.66%
  Total risk-based                                  11.72%           9.09%          10.57%           14.17%          12.09%
  Leverage                                           7.09%           5.08%           5.53%            7.11%           5.34%

(1) Net income per share and stockholders' equity per share for 1992 are not reported due to the effects of the poolings-of-interests related to the mergers with Alliance Bank and Security First Network Bank.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS OF CARDINAL

         This discussion and analysis supplements and highlights information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere in this report and should be read in conjunction therewith.

                                     GENERAL

         Cardinal is a bank and savings and loan holding company with subsidiary banks in Harlan, Cumberland, Irvine, Springfield, Lexington and Louisville, Kentucky and with a subsidiary thrift in Corbin, London, Somerset, Monticello and Russell Springs, Kentucky. During April, 1992, Cardinal formed VST as a wholly-owned subsidiary of Vine Street for the purpose of originating and facilitating the processing of Small Business Administration guaranteed loans. Cardinal acquired SFNB, Pineville, Kentucky on October 27, 1992. Cardinal acquired Alliance, Somerset, Kentucky on October 29, 1993 and F&P Bancshares, Inc. ("F&P"), Springfield, Kentucky on November 10, 1993. The SFNB, Alliance and F&P business combinations were accounted for as poolings of interests. Cardinal acquired Jefferson on September 30, 1994. Set forth below is a discussion of Cardinal's financial condition at December 31, 1996 compared to December 31, 1995 and its results of operations for each of the years in the three-year period ended December 31, 1996.

                               RECENT DEVELOPMENTS

CARDINAL CREDIT CORPORATION

         On May 14, 1996 Cardinal completed the sale of substantially all of the assets of its subsidiary, Cardinal Credit Corporation, to Norwest Financial Kentucky, Inc. Cardinal recorded an after-tax gain of approximately $4.6 million in connection with such sale and the related termination of Cardinal Credit Corporation's business. As part of the agreement with Norwest, Cardinal agreed that for three years it would not engage in the consumer finance business in the same or substantially similar manner in which Cardinal Credit Corporation engaged in that business. Such agreement does not, however, preclude any Cardinal subsidiary from engaging in its banking business, including the origination of consumer loans, as currently conducted. The net cash proceeds of the sale were invested in short-term securities.

SFNB

         On May 23, 1996 Cardinal effected the spin-off of its wholly-owned subsidiary, SFNB. Cardinal stockholders received on a pro rata basis the distribution of 2,398,908 shares of SFNB's common stock. The terms and conditions of the spin-off are set forth in the First Amended and Restated Plan of Distribution adopted by the Board of Directors of Cardinal on October 5, 1995. Cardinal no longer has any ownership interest in SFNB. SFNB's Common Stock is traded on NASDAQ's National Market System under the trading symbol "SFNB."

         In connection with the spin-off of SFNB, Cardinal and SFNB agreed with federal banking regulators that, among other things, Cardinal would terminate its various management and director interlocks with SFNB. Accordingly, during the third quarter of 1996, Robert W. Copelan, James S. Mahan, III, and Howard J. Runnion, Jr. resigned from the board of directors of Cardinal

(as well as other positions at Cardinal and its subsidiaries), and Robert F. Stockwell resigned as treasurer of Cardinal.


                              RESULTS OF OPERATIONS

EARNINGS SUMMARY

         Net income for 1996 was $4.331 million, compared to net income of $864,000 for 1995 and a net loss of $538,000 for 1994. Fully diluted earnings per share for 1996, 1995 and 1994 were $2.57, $0.55 and $(0.36), respectively. Below is a condensed income statement that reflects Cardinal's core banking business for years 1996, 1995 and 1994 without the net income effect of Cardinal Credit Corporation, SFNB and any nonrecurring income or expense item, including securities gains and losses.


                                                 1996      1995      1994
                                                 ----      ----      ----
                  (In thousands)
                  Interest income               $50,844    45,679    30,817
                  Interest expense               24,899    23,752    12,616
                                                -------    ------    ------
                  Net interest income            25,945    21,927    18,201
                  Provision for loan losses       2,873       806       841
                                                -------    ------    ------
                  Net interest income after
                    provision for loan losses    23,072    21,121    17,360
                  Noninterest income              2,957     2,680     1,841
                  Noninterest expense            21,014    19,860    16,848
                                                -------    ------    ------
                  Income before taxes             5,015     3,941     2,353
                  Income taxes                    1,814     1,464       566
                                                -------    ------    ------
                  Net income                    $ 3,201     2,477     1,787
                                                =======    ======    ======


         Nonrecurring noninterest expenses in 1996 are stock compensation expense of $1.7 million and $726,000 of FDIC insurance incurred in connection with the recapitalization of the SAIF insurance fund. Included in 1995 noninterest income is a nonrecurring $324,000 gain on deposit sale and a nonrecurring $359,000 recovery of taxable municipal bond securities litigation. Included in 1994 noninterest expenses are approximately $452,000 of losses in connection with a check kiting incident.

NET INTEREST INCOME

         Net interest income is the principal source of a financial institution's income stream and represents the difference or spread between interest and fee income generated from earning assets and the interest expense on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities materially impact net interest income. The discussion of net interest income is presented on a taxable equivalent basis, unless otherwise noted, to facilitate performance comparisons among various taxable and tax-exempt assets.

         Total net interest income was $28.3 million in 1996, a 1.7% increase over the $27.8 million in 1995. From 1994 to 1995, net interest income increased $4.6 million, a 19.8% increase, from $23.2 million to $27.8 million. The relative low net interest income growth between 1995 and 1996 was principally the result of the modest growth in average earning assets as the sale of Cardinal Credit and the spin-off of SFNB effected the level of earning assets within Cardinal. Growth in net interest income from 1994 to 1995 was primarily due to a 22.2% increase in average earning assets and offset slightly by a decline in net interest margin from 4.78% in 1994 to 4.69% in 1995. The increase in average earning assets was primarily due to a 28.7% increase in average loans, principally consumer related loans, and a 4.5% increase in securities. Average deposits increased 3.4% from 1995 to 1996 and increased 21.3% from 1994 to 1995. The decline in average notes payable between 1995 and 1996 resulted from repayments of borrowings after the sale of Cardinal Credit.

         Net interest margin, the ratio of net interest income divided by average earning assets, was 4.65% in 1996, 4.69% in 1995 and 4.78% in 1994. The decrease from 1995 to 1996 was due primarily to increased average balances in certificates of deposit and a decline in average balances in consumer loans as a result of the sale of Cardinal Credit's finance receivables. The decline was partially offset by higher loan volume in 1996. The slight decline from 1994 to 1995 was primarily due to increased funding costs as deposits shifted out of lower cost savings and interest-bearing demand into higher cost time deposits.

         The following table entitled "Average Balances and Interest Rates" sets forth Cardinal's average balances of, and the interest earned or expensed on, each principal category of assets, liabilities, and capital for the periods indicated, as well as the related rates on the interest-earning assets and interest-bearing liabilities and the difference thereof for the periods indicated.

                      Average Balances and Interest Rates
                             (Dollars in thousands)

                                             1996                                         1995
                                         -----------------------------------------    ----------------------------------------
                                            Average                       Average        Average                      Average
                                            Balance      Interest(1)    Yield/Rate(5)    Balance     Interest(1)    Yield/Rate(5)
                                         -----------------------------------------    ----------------------------------------
Earning Assets:

Loans: (2)
  Commercial loans                       $    90,694    $     8,442           9.31%   $    87,594   $     8,673          9.90%
  Mortgage loans                             300,152         28,074           9.35        261,314        25,168          9.63
  Consumer loans                              70,353          8,326          11.83         77,844         9,897         12.71
                                         -----------    -----------     ----------    -----------   -----------    ----------
Total loans                                  461,199         44,842           9.72        426,752        43,738         10.25

Taxable securities                           123,542          8,230           6.72        142,290         9,776          6.87
Non-taxable securities                         3,259            256           7.94          2,855           203          7.11
                                         -----------    -----------     ----------    -----------   -----------    ----------
Total securities                             126,801          8,486           6.75        145,145         9,979          6.88


Interest-bearing deposits in banks             5,254            267           5.08          6,486           389          6.00
Federal funds sold                            15,170            827           5.45         14,883           832          5.59
                                         -----------    -----------     ----------    -----------   -----------    ----------
Total interest-earning assets                608,424         54,422           8.94        593,266        54,938          9.26

Non-earning assets, net of
  allowance for loan losses                   40,079                                       38,935
Total assets                             $   648,503                                  $   632,201

Interest-bearing liabilities:

  Interest-bearing demand deposits       $   150,059    $     5,012           3.34%   $   139,678   $     4,781          3.42%
  Savings deposits                            48,329          1,411           2.92         56,446         1,699          3.01
  Time deposits                              310,975         17,383           5.59        295,032        17,143          5.81
  Short-term borrowings                        6,499            251           3.86          5,339           215          4.03
  Notes payable and capital
    lease obligations                         27,229          2,054           7.54         41,356         3,250          7.86
                                         -----------    -----------     ----------    -----------   -----------    ----------
Total interest-bearing liabilities           543,091         26,111           4.81        537,851        27,088          5.04

Non-interest-bearing liabilities
  and stockholders' equity:
    Demand deposits                           48,781                                       48,428
    Other liabilities                          9,414                                        7,945
    Stockholders' equity                      47,217                                       37,977
                                         -----------                                  -----------
Total non-interest-bearing liabilities
  and stockholders' equity                   105,412                                       94,350
                                         -----------                                  -----------
Total liabilities and stockholders'
  equity                                 $   648,503                                  $   632,201
                                         ===========                                  ===========

Net interest income                                     $    28,311                                 $    27,850
                                                        ===========                                 ===========
Interest rate spread (3)                                                      4.13%                                      4.22%
Net interest margin (4)                                                       4.65%                                      4.69%


                                              1994
                                          ---------------------------------------
                                             Average                     Average
                                             Balance    Interest(1)    Yield/Rate(5)
                                          ---------------------------------------
Earning Assets:

Loans: (2)
  Commercial loans                       $    58,839   $     5,162          8.77%
  Mortgage loans                             230,469        19,538          8.48
  Consumer loans                              42,208         5,222         12.37
                                         -----------   -----------     ---------
Total loans                                  331,516        29,922          9.03

Taxable securities                           135,282         7,724          5.71
Non-taxable securities                         3,548           330          9.30
                                         -----------   -----------     ---------
Total securities
                                             138,830         8,054          5.80

Interest-bearing deposits in banks
                                               4,939           228          4.62
Federal funds sold                            10,203           419          4.11
                                         -----------   -----------     ---------
Total interest-earning assets                485,488        38,623          7.96

Non-earning assets, net of
  allowance for loan losses                   30,098
Total assets                             $   515,586

Interest-bearing liabilities:

  Interest-bearing demand deposits
                                         $   143,393   $     4,007          2.79%
  Savings deposits
                                              70,837         2,064          2.91
  Time deposits
                                             186,500         7,706          4.13
  Short-term borrowings
                                               2,987            88          2.95
  Notes payable and capital
    lease obligations                         25,259         1,553          6.15
                                         -----------   -----------     ---------
Total interest-bearing liabilities           428,976        15,418          3.59

Non-interest-bearing liabilities
    and stockholders' equity:
    Demand deposits                           44,133
    Other liabilities                          4,346
    Stockholders' equity                      38,131
                                         -----------
Total non-interest-bearing liabilities
  and stockholders' equity                    86,610
                                         -----------
Total liabilities and stockholders'
  equity                                 $   515,586
                                         ===========

Net interest income                                    $    23,205
                                                       ===========
Interest rate spread (3)                                                    4.37%
Net interest margin (4)                                                     4.78%



(1) Interest income is calculated on a tax-equivalent basis using an effective tax rate of 34% for each year.
(2) Average balances and rates include non-accrual loans.
(3) Average rate earned on interest-earning assets less average rate expensed on interest-bearing liabilities.
(4) Net interest income divided by total interest-earning assets.
(5) The yields on securities are based on historical cost, excluding FAS No. 115 adjustments to fair value.

         The change in net interest income between periods is derived from the interaction of changes in the volume of and rates earned and paid on interest-earning assets and interest-paying liabilities.

         The following table entitled "Rate/Volume Variance Analysis" presents certain information regarding changes in interest income and interest expense of Cardinal for the periods indicated. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to: (i) changes in volume (change in average portfolio balance multiplied by prior period rate); (ii) changes in interest rates (change in weighted average interest rate multiplied by prior period average portfolio balance); and (iii) the combined effect of changes in volume and interest rates (change in average portfolio balance multiplied by change in weighted average rate). The change in interest income and interest expense attributable to changes in both volume and rate, which cannot be segregated, has been allocated proportionally to the change due to volume and the change due to rate based upon their absolute values.



                          Rate/Volume Variance Analysis
                            Taxable Equivalent Basis
                             (Dollars in thousands)

                                                  1996 vs. 1995                         1995 vs. 1994
                                                Increase (Decrease)                  Increase (Decrease)
                                                 due to change in                     due to change in

                                       Average       Average                 Average      Average
                                       Balance        Rate        Total      Balance        Rate        Total
Interest income:
  Loans                               $  3,188     $ (2,084)    $  1,104     $ 10,098     $  3,718    $ 13,816

  Securities                            (1,207)        (286)      (1,493)         360        1,565       1,925

  Federal funds sold                        16          (21)          (5)         231          182         413

  Interest-bearing deposits
    in banks                               (16)        (106)        (122)          82           79         161
                                      --------     --------     --------     --------     --------    --------

          Total interest income          1,981       (2,497)        (516)      10,771        5,544      16,315
                                      --------     --------     --------     --------     --------    --------


Interest expense:
  Interest-bearing demand
    deposits                               343         (112)         231         (101)         875         774

  Savings deposits                        (235)         (53)        (288)        (431)          66        (365)

  Time deposits                            808         (568)         240        5,557        3,880       9,437

  Short-term borrowings                     44           (8)          36           87           40         127

  Long-term debt                        (1,060)        (136)      (1,196)       1,181          516       1,697
                                      --------     --------     --------     --------     --------    --------

          Total interest expense          (100)        (877)        (977)       6,293        5,377      11,670
                                      --------     --------     --------     --------     --------    --------

     Change in net interest income    $  2,081     $ (1,620)    $    461     $  4,478     $    167    $  4,645
                                      ========     ========     ========     ========     ========    ========

PROVISION FOR LOAN LOSSES

         The provision for loan losses reflects management's judgment of the cost associated with the credit risk inherent in the loan portfolio. The provision for loan losses was $3.480 million in 1996, $1.994 million in 1995 and $1.791 million in 1994. The provision for loan losses as a percent of average loans was 0.75% in 1996, 0.47% in 1995 and 0.54% in 1994. The higher provision for loan losses in 1996 compared to 1995 and 1994 reflects the continuing need to maintain an adequate allowance for loan losses on loans. (See "Allowance for Loan Losses, Provision for Loan Losses and Net Charge-Offs.")

NONINTEREST INCOME

      The following table shows the items of noninterest income for the years ended December 31, 1996, 1995 and 1994 and the percentage change therein:


                                Noninterest Income
                              (Dollars in thousands)

                                                       Years Ended December 31               Percent Change
                                                 -----------------------------------------------------------------
                                                    1996        1995         1994        1996/1995     1995/1994
                                                    ----        ----         ----        ---------     ---------
Service charges on deposit accounts               $  1,256    $  1,218    $  1,148         3.1%          6.1%

Securities gains (losses), net                          49         308      (1,563)          -             -

Gain on sale of loans                                8,563         372         257           -          44.7

Insurance commissions                                  400         577         619       (30.7)         (6.8)

Car club commissions                                    85         353         234       (75.9)        50.90

Trust fees                                             462         138         141       234.8          (2.1)

Gain on deposit sale                                     -         324           -           -             -

Taxable municipal bond securities
  litigation settlement                                  -         359           -           -             -

Loan servicing fees                                    223         289          76       (22.8)        280.3

Other                                                  597         685         362       (12.8)         89.2
                                                  --------    --------    --------       -----         -----

                      Total noninterest income    $ 11,635    $  4,623    $  1,274       151.7%        262.9%
                                                  ========    ========    ========       =====         =====

         Noninterest income is a significant source of Cardinal's revenues. Excluding net securities gains, noninterest income represented 29.0% of tax-equivalent revenues in 1996, compared with 13.4% in 1995 and 10.9% in 1994. Contributing to the increase in 1996 is a nonrecurring $8.2 million gain on the sale of Cardinal Credit loans. Also, due to the sale of Cardinal Credit loans, insurance commissions and car club fees are significantly less in 1996 as compared to 1995. Trust fees are higher in 1996 primarily due to average assets under management having increased on average $40 million from $58 million for 1995 to $98 million for 1996.

         Cardinal had three nonrecurring income items for 1995: (1) a gain on the sale of deposits and loans of a branch of Alliance; (2) receipt of a settlement claim in connection with litigation involving certain taxable municipal bond losses incurred in 1992; and (3) net gain on sale of fixed assets, principally the gain on the sale of the building that housed the branch office of Alliance that was sold.

         Gross security gains of approximately $126,000, $411,000 and $10,000 and gross losses of $77,000, $103,000 and $1,573,000 were realized on sales of securities for 1996, 1995 and 1994, respectively. The gross gains reported in 1995 primarily resulted from sales of equity securities held by the parent company. Gross losses in 1994 include approximately $499,000 attributable to other than temporary declines in market value of securities available for sale. Such securities were sold in 1995. The decline in market value of such securities was attributable to increases in market interest rates which caused Cardinal not to collect all of the principal upon sale. The significant security losses in 1994 provided the opportunity to reinvest at higher yields.

NONINTEREST EXPENSES

     The following table shows the items of noninterest expenses for the years ended December 31, 1996, 1995 and 1994, and the percentage change therein.

                               Noninterest Expense
                             (Dollars in thousands)

                                               Years Ended December 31            Percent Change
                                              1996       1995       1994      1996/1995    1995/1994
                                              ----       ----       ----      ---------    ---------

Salaries and employee benefits               $13,700    $13,782    $10,660    (0.6)%        29.3%

Net occupancy expense                          1,632      1,819      1,433    (10.3)        26.9

Furniture and equipment expense                2,100      1,957      1,357      7.3         44.2

Bank shares tax                                  532        496        422      7.3         17.5

Professional fees                                674      1,473      1,157    (54.2)        27.3

FDIC insurance                                 1,215        834      1,076     45.7        (22.5)

Advertising and business development           1,137      1,277        979    (11.0)        30.4

Operating supplies                               650        981        856    (33.7)        14.6

Data processing services                       1,198      1,134      1,003      5.6         13.1

Fraud loss                                         -          -        452        -            -

Amortization of excess cost over
  fair value of net assets acquired              506        509        395    (0.6)         28.9

Telephone expense                                596        736        500    (19.0)        47.2

Postage and courier expense                      695        694        484        -         43.4

Transportation, meals and lodging expense        398        643        508    (38.1)        26.6

Termination of subsidiary                        427          -          -        -            -

Other                                          2,540      2,313      2,047      9.8         13.0
                                             -------    -------    -------   ------       -------

             Total noninterest expense       $28,000    $28,648    $23,329     (2.3)%       22.8%
                                             =======    =======    =======   =======      =======


         Noninterest expense decreased 2.3% from 1995 to 1996 following a 22.8% increase from 1994 to 1995. A number of transactions during the period 1994-1996 affected the comparability of noninterest expense. During this period Cardinal incurred a check kiting loss, expansion and sale of Cardinal Credit, development of the Internet banking product at SFNB, significant one-time stock compensation expense incurred in connection with amendments to certain stock option plans and payment of a FDIC special assessment on SAIF-insured deposits. The table below eliminates the noninterest expenses associated with the aforementioned transactions and/or companies from the reported noninterest expense totals.


                                                           For Years
                                                     1996     1995      1994
                                                   -------  -------   -------
           (In thousands)
           Noninterest expense, as reported        $28,000   28,648    23,329
           Cardinal Credit noninterest expense       2,556    4,695     3,544
           SFNB noninterest expense                  1,985    4,093     2,485
           Stock compensation expense                1,719        -         -
           FDIC special insurance assessment           726        -         -
           Check kiting loss                             -        -       452
                                                   -------   ------    ------
           Noninterest expense, as adjusted        $21,014   19,860    16,848
                                                   =======   ======    ======

         Noninterest expense, as adjusted, increased $1.2 million (5.8%) from 1995 to 1996 and $3.0 million (17.9%) from 1994 to 1995. Of the $3.0 million increase from 1994 to 1995, $824,000 (4.9%) is attributable to the expansion of Jefferson in the Louisville, Kentucky market. Jefferson was opened in October, 1994; therefore, it incurred a full year of expenses in 1995.

         Cardinal has no plan or employment policy that provides for postretirement employee benefits or postemployment benefits. As provided by Statements of Financial Accounting Standards No. 106 and 112, "Employers Accounting for Postretirement Employee Benefits and Employers Accounting for Postemployment Benefits," respectively, employers are required to accrue for these costs for fiscal years beginning after December 15, 1992 and December 15, 1993, respectively.

INCOME TAXES

         The effective tax rate as a percentage of pre-tax income (loss) was 48.3% in 1996, 51.0% in 1995 and (28.6%) in 1994. These tax rates are different from the statutory Federal tax rate of 34% primarily due to tax-exempt interest income, the effect of nondeductible goodwill and certain tax consequences related to the spin-off of SFNB. Included in income tax expense for 1996 is $625,000 in tax expense related to a dividend received from SFNB in excess of Cardinal's tax basis in SFNB upon SFNB's spin-off from Cardinal. State and local income taxes, net of federal income tax benefit, were $310,000 in 1996. Cardinal and its wholly-owned subsidiaries file a consolidated tax return. The provision for federal income taxes is based upon earnings reported for financial statement purposes rather than amounts reported on Cardinal's income tax returns. Deferred income taxes, which result from temporary differences in the book and tax bases of assets and liabilities for financial statements and tax reporting purposes, are included in the calculation of income tax expense. (See Note 12 to the Consolidated Financial Statements.)

         Alliance is permitted under the Internal Revenue code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs significantly from the bad debt experience used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years if the bad debt reserves are used subsequently for purposes other than to absorb bad debt losses. Because SFNB intends to use its reserve for purposes other than to absorb loan losses, $172,000 in deferred income taxes have been provided in the consolidated statement of operations for the year ended December 31, 1995. Alliance does not intend to use the reserve for purposes other than to absorb losses, accordingly, no deferred income taxes have been provided. Retained earnings at December 31, 1996 and 1995, include approximately $650,000 and $505,000, respectively, representing such bad debt deductions for tax purposes in excess of the bad debt deduction for financial statement purposes for which no deferred income taxes have been provided.

         Net deferred tax assets carried on the consolidated balance sheets amounted to $1,374,000 at December 31, 1996, and $258,000 at December 31, 1995.
The extent to which deferred tax assets may continue to be recognized in the future depends upon management's estimates that such assets "more likely than not" will be realized. Deferred tax assets may be reduced by a valuation allowance, if necessary, if certain deferred tax assets may not be realized. Cardinal believes that it is more likely than not that the reversal of future taxable amounts and results of future operations will generate sufficient taxable income to realize the net deferred tax asset recorded as of December 31, 1996.

CONSOLIDATED BALANCE SHEET

         Total assets were $629.1 million at December 31, 1996, compared to $668.5 million in 1995. Total assets averaged $648.5 million during 1996, an increase from 1995 of $16.3 million, or 2.6%. Average earning assets increased $15.2 million, or 2.6%, to $608.4 million. The level of assets was effected by the sale of Cardinal Credit and the spin-off of SFNB.

SECURITIES PORTFOLIO

         Effective January 1, 1994, Cardinal adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities. This accounting standard requires, among other things, that equity securities having readily determinable fair values and all investments in debt securities be classified and accounted for in one of three categories: securities held to maturity, trading account assets and securities available for sale. Debt securities that management has the positive intent and ability to hold to maturity are included in the securities held to maturity category are carried at amortized cost. Management does not anticipate classifying any security as "Trading Securities". The designation of securities as available for sale applies to all other securities that may be sold in response to changes in interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors. These securities are carried at their fair values with unrealized gains and losses excluded from operating results and reported as a component of shareholders' equity. Effective December 1, 1996, a one-time reassessment of Cardinal's securities held to maturity was undertaken, as permitted by the Financial Accounting Standards Board's special report related to the implementation of FASB Statement No. 115. In connection with that reassessment, Cardinal transferred securities held to maturity with an amortized cost of $29,166,000 to securities available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, December 1, 1996, the securities held to maturity had a net unrealized pretax gain of $1,095,000.

     Securities totaled $112.2 million at December 31, 1996, which represents a 19.5% decrease from December 31, 1995. U.S. Treasury and federal agency securities were $103.7 million at December 31, 1996 compared to $131.6 million in 1995. Correspondingly, municipal securities increased $987,000 in 1996 to $3.9 million. This results in U.S. Treasury and federal agency securities representing 92.4% and 94.4% of the securities portfolio at December 31, 1996 and 1995, respectively.

     The composition of Cardinal's securities portfolio reflects Cardinal's strategy of maximizing portfolio yields while giving consideration to risk and liquidity. Securities available for sale may be sold for liquidity or risk assessment purposes. In recent years, more taxable securities have been purchased due to the removal of the preferential treatment given tax-exempt securities under the tax laws. During 1994, Cardinal sold approximately $50 million in securities available-for-sale at a net loss of $1.563 million. Cardinal used the majority of the proceeds of these security sales to purchase other securities that provided enhanced portfolio yield. The following table contains the carrying amount of the securities portfolio at the end of each of the last three years.


                              Securities Portfolio
                             (Dollars in thousands)

                                                  Years Ended December 31
                                               ------------------------------
                                                 1996       1995       1994
                                               --------   --------   --------

       U.S. Treasury and Federal Agencies      $103,729   $131,569   $127,280

       States and Political Subdivisions          3,944      2,957      2,616

       Other                                      4,530      4,846      4,874
                                               --------   --------   --------

                  Total Securities Portfolio   $112,203   $139,372   $134,770
                                               ========   ========   ========



         At December 31, 1996, Cardinal had $41.3 million invested in mortgage-backed securities and collateralized mortgage obligations ("CMO") within the available for sale portfolio, compared with $42.5 million at December 31, 1995. A CMO is a mortgage-backed security that is comprised of classes of bonds created by prioritizing the cash flows from the underlying mortgage pool in order to meet different objectives of investors. Cardinal had $16.1 million invested in CMO securities at December 31, 1996. Cardinal will continue to invest in CMOs and mortgage-backed securities issued or backed by Federal agencies.

         Cardinal has historically used liquidation of securities as a means to fund loans in excess of its ability to generate deposits. When appropriate, Cardinal intends to utilize its borrowing capacity to fund its lending activities. To that end, during 1997 Cardinal intends to lengthen the average life and thus, the yield, of its securities portfolio by maintaining a higher percentage of its securities portfolio in municipal bonds.

         The maturities and weighted average yields of the securities portfolio at December 31, 1996 are presented in the table below entitled "Securities Portfolio Maturity Schedule" using contractual maturity of the various securities. Expected maturity may differ from contractual maturity because the issuers may have the right to call or the obligors may have the right to prepay the obligations with or without call or prepayment penalties. The average contractual life of the total debt security portfolio at December 31, 1996 was five years, two months with an average yield of 6.67%. (Taxable equivalent adjustments, using a 34% tax rate, have been made in calculating yields on tax-exempt obligations.)



                     Securities Portfolio Maturity Schedule
                             (Dollars in Thousands)


                                                                                 After Five
                                                       After One But                 But
                                 Within                 Within Five                Within                  After Ten
                                One Year                   Years                  Ten Years                  Years
                         -----------------------   ----------------------   ----------------------   -----------------------

                             Amount      Yield         Amount      Yield        Amount     Yield           Amount     Yield
U.S. Treasury and
    Federal Agency           $ 40,696     6.28%       $ 29,472     6.88%       $ 12,567     6.62%        $ 20,994     7.23%

States and Political
    Subdivisions                  246     8.39%            477     7.14%            966     7.47%           2,255     8.38%

Other Equity                        -        -               -        -               -        -            4,530     6.91%
                             --------     ----        --------     ----         -------     -----        --------     ----

        Total Securities
                Maturity
                Schedule     $ 40,942     6.29%       $ 29,949     6.88%       $ 13,533     6.68%        $ 27,779     7.27%
                             ========     ====        ========     ====        ========     ====         ========     ====


         Average interest-bearing deposits with banks decreased 19.0% from 1995 to 1996. In 1996 and 1995, interest-bearing deposits in banks principally represent balances in the Federal Home Loan Banks.

LOAN PORTFOLIO

         Cardinal's loan portfolio, before deducting unearned income, totaled $470.1 million at December 31, 1996, which represented an $11.0 million decline over year-end 1995. This decrease year over year is a result of the sale of Cardinal Credit consumer finance receivables and the spin-off of SFNB. At year-end 1995, Cardinal Credit had approximately $27 million in finance receivables and SFNB had approximately $21 million in loans. Cardinal's loan portfolio at year-end 1996 was primarily comprised of real estate related loans (71%), commercial loans (12%) and consumer loans (17%).

         The real estate portfolio primarily consists of residential mortgage loans (35% of total loans) and commercial mortgage loans (33% of total loans) with relatively little activity in construction and land development (3% of total loans). Cardinal's commercial real estate portfolio consists primarily of owner-occupied or guarantor supported lending.

         Cardinal's commercial loan portfolio is primarily generated in its larger urban markets of Lexington and Louisville, Kentucky. This portfolio primarily consists of secured transactions and typically has a strong secondary source of repayment beyond the success of the underlying commercial business.

         Out-of-area lending primarily occurs through Cardinal's Small Business Administration ("SBA") loan originating subsidiary, VST. At year-end 1996, VST had generated approximately $72 million or 15.3% of the loan portfolio. Of the $72 million in outstanding loans generated by VST approximately 50% are guaranteed by the SBA, 16% represents the unguaranteed portion of a particular SBA loan, 11% are loans generated under the SBA's 504 loan program which is not a guaranty program, and the remaining 23% represents either construction or conventional first mortgage lending. The 504 program is a second mortgage program which allows Cardinal to hold a first mortgage after the completion of construction with the SBA placing a debenture to fund the second mortgage. This type of financing provides Cardinal with a loan with a loan-to-value ranging from 35%-50%. The conventional first mortgage loans are generally on hospitality industry properties located in the southeastern United States with a loan-to-value generally in the 50%-55% range. Cardinal has a concentration of its loans in the hospitality industry with approximately $53 million in loans related to hotel/motel projects throughout the southeastern United States.

         Cardinal's consumer portfolio totaled $78 million, net of unearned income, at year-end 1996. Approximately 50% of the consumer portfolio is indirect automobile loans. While the indirect loan portfolio is a significant percentage of the total loan portfolio (8.4%), the loans are dispensed geographically and actuarially. The indirect portfolio represents approximately 4,000 accounts throughout south central and eastern Kentucky.

                                 Loan Portfolio
                             (Dollars in thousands)

                                                                           December 31,
                                      -------------------------------------------------------------------------------------
                                        1996                      1995                     1994                      1993
                                      -------------------------------------------------------------------------------------
                                       Amount       Percent      Amount      Percent      Amount       Percent      Amount

Commercial, financial
  and agricultural                    $ 57,325       12.2%     $ 75,556       15.7%      $ 50,357       13.0%      $ 38,429

Real estate - construction              15,677        3.3         7,424        1.6          9,068        2.3          8,152

Real estate - mortgage                 316,119       67.3       281,661       58.5        242,612       62.5        212,857

Consumer                                80,946       17.2       116,495       24.2         86,196       22.2         36,417
                                      --------      -----      --------      -----       --------      -----       --------

                                       470,067      100.0%      481,136      100.0%       388,233      100.0%       295,855
                                                    =====                    =====                     =====
Less: Unearned income                    2,851                   13,035                    10,196                     2,644

Allowance for loan losses                6,374                    5,789                     5,214                     3,600
                                      --------                 --------                  --------                  --------

Total loans                           $460,842                 $462,312                  $372,823                  $289,611
                                      ========                 ========                  ========                  ========



                                                December 31,
                                      ---------------------------------
                                                    1992
                                      ---------------------------------
                                      Percent      Amount      Percent

Commercial, financial
  and agricultural                     13.0%     $ 37,634        14.3%

Real estate - construction              2.8         7,974         3.1

Real estate - mortgage                 71.9       187,013        71.2

Consumer                               12.3        30,056        11.4
                                      -----      --------       -----

                                      100.0%      262,677       100.0%
                                      =====                     =====
Less: Unearned income                               1,990

Allowance for loan losses                           3,198
                                                 --------

Total loans                                      $257,489
                                                 ========

The following table entitled "Selected Loan Maturity and Interest Rate Sensitivity" shows the maturity of certain loan classifications and an analysis of the rate structure for such loans due in over one year.



              Selected Loan Maturity and Interest Rate Sensitivity
                             (Dollars in Thousands)

                                                        Rate Structure for Loans
                                                        Maturing Over One Year

                                                 Over One Year
                                One Year         Through Five       Over Five                        Pre-
                                Or Less              Years            Years       Total          determined      Adjustable
                               ---------         -------------      ---------    ------          ----------      ----------

Commercial, financial
     and agricultural          $ 54,438             $ 2,875          $  12       $ 57,325          $ 2,887         $   -

Real estate
     - construction              14,029               1,454            194         15,677              476          1,172
                               --------             -------          -----       --------          -------         ------

Total Selected Loan
  Maturity and Interest
  Rate Sensitivity             $ 68,467             $ 4,329          $ 206       $ 73,002          $ 3,363         $1,172
                               ========             =======          =====       ========          =======         ======


ALLOWANCE FOR LOAN LOSSES, PROVISION FOR LOAN LOSSES AND NET CHARGE-OFFS.

         Cardinal's allowance for loan losses increased $585,000 in 1996 to $6,374,000 or 10.1% over December 31, 1995. The increase in the allowance for loan losses is reflective of the change in mix in the loan portfolio. The allowance as a percentage of total loans, less unearned income, was 1.36% at year end 1996 as compared to 1.24% at year-end 1995. The sale of Cardinal Credit loans, net of the allowance, and the spin-off of SFNB decreased loans by approximately $45.0 million and decreased the allowance by approximately $1.3 million.

         The company's provision for loan losses totaled $3,480,000 in 1996 representing an increase of $1,486,000 over 1995 or 74.5%. The company's provision is established each year after careful consideration of many factors including loan growth, net charge-offs, loan mix, delinquencies, management's assessment of loan quality as well as general economic conditions. Loan Administration, in conjunction with Loan Review, monitors and performs extensive procedures to track the on-going success of the loan portfolio. These procedures include techniques such as loan grading, on-site loan review, collateral evaluations, extensive monthly past due reporting, monthly criticized asset reporting/follow-up and monthly watchlist reporting. The techniques referenced above are utilized by senior management to assess any potential for loan losses which will generally result in a charge to the provision for loan losses thereby increasing the allowance for loan losses available for the potential risk that has been identified. Management continuously monitors, tests and assesses its risk within the loan portfolio in an attempt to identify its risk and allow for it properly and prudently.

         Net charge-offs in 1996 represented .34% of average outstanding loans which was up slightly from 1995 levels of .33%. Net charge-offs related to Cardinal's non-consumer portfolio were $164,000 or 0.04% of average outstanding loans. Net charge-offs in the company's consumer portfolios remained within acceptable levels for the respective types of consumer credit. For the year ended 1996, net charge-offs as a percentage of average outstanding loans in the consumer portfolio were 1.99%.

         The following table entitled "Summary of Loan Loss Experience" summarizes the allowance for loan losses, the provision and net charge-off experience for the preceding five years.

                         Summary of Loan Loss Experience
                             (Dollars in thousands)

                                                                  December 31,
                                            --------------------------------------------------------------
                                               1996          1995         1994         1993         1992
                                            ---------      --------     --------     --------     --------
Loans, net of unearned income:
Average outstanding during
  period                                    $ 461,199      $426,752     $331,516     $270,602     $248,333


Allowance for loan losses:
  Balance at beginning of
    period                                      5,789         5,214        3,600        3,198        2,406

Charge-offs:
  Commercial, financial &
    agricultural                                  223           132           28            4           78
  Real estate - construction                        -             -            -            -            -
  Real estate - mortgage                           10            78           41          138          153
  Consumer                                      1,802         1,501          345          253          137
                                            ---------      --------     --------     --------     --------
Total                                           2,035         1,711          414          395          368

Recoveries:
  Commercial, financial &
    agricultural                                   39             8           22           10           44
  Real estate - construction                        -             -            -            -            -
  Real estate - mortgage                           30            60           25           41           72
  Consumer                                        405           224          190           90           30
                                            ---------      --------     --------     --------     --------
Total                                             474           292          237          141          146

Net charge-offs                                 1,561         1,419          177          254          222

Changes incident to spin-off and
  sale of loans                                (1,334)

Provision charged to
  operations                                    3,480         1,994        1,791          656        1,014
                                            ---------      --------     --------     --------     --------

Balance at end of period                    $   6,374      $  5,789     $  5,214     $  3,600     $  3,198
                                            =========      ========     ========     ========     ========

Net charge-offs to average
  loans outstanding during
  period                                         0.34%         0.33%        0.05%        0.09%        0.09%
                                            =========      ========     ========     ========     ========

         Cardinal's allocation of the loan loss reserve has been summarized in the following table entitled "Allocation of Loan Loss Reserve". The allocation of the loan loss reserve between the various types of loan categories was done after consideration of such factors as management's evaluation of risk by category, current economic conditions, delinquency, and charge-off experience within the various loan categories.

                         Allocation of Loan Loss Reserve
                             (Dollars in thousands)

                                                                         December 31,
                               ---------------------------------------------------------------------------------------------
                                1996                    1995                     1994                   1993
                               ---------------------   ---------------------    --------------------   ---------------------
                               Amount     Percent(1)   Amount     Percent(1)    Amount    Percent(1)   Amount     Percent(1)

Commercial, financial &
  agricultural                 $  669        12.2%     $  980        15.7%     $  683        13.0%     $  720        13.0%

Real estate - construction        290         3.3         120         1.5         152         2.3          76         2.8

Real estate - mortgage          3,154        67.3       1,796        58.5       2,562        62.5       2,374        71.9

Installment loans to
  individuals                   1,942        17.2       2,855        24.3       1,777        22.2         342        12.3

Unallocated                       319           -          38           -          40           -          88           -
                               ------      ------      ------      ------      ------      ------      ------      ------

                               $6,374       100.0%     $5,789       100.0%     $5,214       100.0%     $3,600       100.0%
                               ======      ======      ======      ======      ======      ======      ======      ======


                                   December 31,
                               ---------------------
                                1992
                               ---------------------
                               Amount     Percent(1)
Commercial, financial &
  agricultural                 $  894        14.3%

Real estate - construction        183         3.1

Real estate - mortgage          1,597        71.2

Installment loans to
  individuals                     422        11.4

Unallocated                       102           -
                               ------      ------

                               $3,198       100.0%
                               ======      ======


(1) Represents percent of loans in each category to total loans.

NON-PERFORMING ASSETS

         Non-performing assets include non-performing loans (loans classified as non-accrual or renegotiated and loans that are 90 days or more past due for which interest is still accruing) and foreclosed real estate held for sale. It is the policy of Cardinal banks to stop accruing interest income and place the recognition of interest on a cash basis when any commercial, industrial or real estate loan is past due as to principal or interest and the ultimate collection of either is in doubt. Consumer loans are generally charged-off when any payment of principal or interest, or both, is more than 120 days delinquent. When a loan is placed on a non-accrual basis, any interest previously accrued but not collected is reversed against current income. Cardinal's approach to managing properties classified as foreclosed real estate is to promptly liquidate such properties. At December 31, 1996, Cardinal had a total of $18,000 in other real estate owned.

         Non-performing assets at December 31, 1996 were $998,000 or .21% of net loans and OREO which represented a $493,000 decrease over 1995. The decrease in non-performing assets can be attributed primarily to the sale of Cardinal Credit. Non-accrual loans comprised 62% (or $607,000) of non-performing loans while the remaining 38% were accruing loans delinquent more than 90 days. Approximately 52% ($508,000) of the non-performing loans are collateralized by residential real estate. Reserves for any and all expected losses have been properly allocated.

         A summary of non-performing assets for the previous five years is provided in the following table entitled "Non-performing Assets."

                              Non-Performing Assets
                             (Dollars in thousands)

                                                       December 31,
                                    --------------------------------------------------
                                     1996       1995       1994       1993       1992
                                    ------     ------     ------     ------     ------
Loans 90 days past due              $  373     $  616     $  175     $   21     $   37
Loans on non-accrual                   607        782        686        461        565
                                    ------     ------     ------     ------     ------
Total non-performing loans             980      1,398        861        482        602

Other real estate owned                 18         93          -        209        455
                                    ------     ------     ------     ------     ------
Total non-performing assets         $  998     $1,491     $  861     $  691     $1,057
                                    ======     ======     ======     ======     ======

Loans 90 days past due as
  a percentage of net loans           0.08%      0.13%      0.05%      0.01%      0.01%
                                    ======     ======     ======     ======     ======

Total non-performing loans
  as a percentage of net loans        0.21%      0.30%      0.23%      0.17%      0.23%
                                    ======     ======     ======     ======     ======

Total non-performing assets
  as a percentage of net loans
  and OREO                            0.21%      0.32%      0.23%      0.24%      0.41%
                                    ======     ======     ======     ======     ======

Details of non-accrual loans
  at December 31, 1996:

Principal                           $  607
Interest that would have
  been recorded under
  original terms                        90
Interest actually recorded              33
                                    ======

DEPOSITS AND SHORT-TERM BORROWINGS

         Total deposits were $549.2 million at December 31, 1996, a decrease of $21.5 million from year-end 1995. The decline primarily was the result of the spin-off of SFNB. At December 31, 1995, SFNB had approximately $34.8 million in deposits. The composition of deposits by major classification is provided in the table below. In order to have meaningful comparison, the deposits at December 31, 1995 have been adjusted to eliminate the deposits at SFNB.


                                                      December 31,
                                                   1996        1995
                                                 --------    --------
              (In thousands)
              Noninterest-bearing deposits       $ 47,510     48,536
              NOW accounts                         86,398     78,084
              Savings deposits                     43,938     45,310
              Money market deposits                70,406     62,590
              Certificate of deposits < $100M     224,999    232,301
              Certificate of deposits > $100M      75,997     69,101
                                                 --------    -------
                                   Total         $549,248    535,922
                                                 ========    =======

         The maturity of time deposits of $100,000 or more issued by Cardinal at December 31, 1996 are summarized in the following table:


                       Maturities of Time Deposits
                              (In thousands)

                                                Large ($100,000 or More)
                                                Certificates of Deposit
                                                   December 31, 1996

Three months or less                                  $40,915

Over three through six months                          14,811

Over six through twelve months                         11,092

Over twelve months                                      9,179
                                                      -------

     Total Maturities of Time
       Deposits                                       $75,997
                                                      =======

         Borrowed funds consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances and long-term debt. Average short-term borrowings comprised less than 2% of average total interest-bearing liabilities for years 1996 and 1995. Long-term debt represents borrowings of the parent company incurred in acquisitions and recapitalization of subsidiaries (see Footnote 10 to the Consolidated Financial Statements.)


                         LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

     Liquidity represents an institution's ability to generate cash or otherwise obtain funds at a reasonable price to satisfy contractual liabilities, meet deposit/withdrawal requirements, fund operations and provide funds for customers' credit needs. The adequacy of liquidity is measured by examining the asset and liability components of Cardinal's consolidated balance sheet. Liquidity is provided through the receipt of loan payments and conversion of securities available-for-sale and money market assets into cash and accessing diversified funding sources at reasonable rates, while providing for liquidity. At the same time, management must also monitor the rate sensitivity of interest-earning assets and interest-bearing liabilities to provide for continued profitability in any interest rate environment.

         Cardinal's liquid assets in the form of securities and money market investments with maturity dates of one year or less were $54.0 million at the end of 1996. This position reflects the monitoring of Cardinal's interest rate sensitivity as demonstrated by the table set forth below. Management's goal is to maintain a balanced interest rate sensitivity position (i.e., an interest rate sensitivity ratio of approximately 1.00), although certain deviations may occur at given points in time. Management believes that such a policy provides the basis for achieving stability in net interest income regardless of interest rate volatility. During 1995 and 1996, Cardinal utilized an interest rate swap contract with the Federal Home Loan Bank as a means of controlling the potential negative impact on net interest income from potential volatile increases in interest rates. Cardinal was party to a notional amount of $752,000 of an interest rate swap contract at December 31, 1996. The purpose of the interest rate swap contract is to modify the interest rate risk on a fixed rate mortgage loan. In this interest rate swap contract, Cardinal has agreed to pay a fixed rate of interest to the counterparty, The Federal Home Loan Bank, on a fixed amortizing notional amount, in exchange for which the counterparty agreed to pay Cardinal a variable rate of interest on the notional amount.

         Cardinal controls interest rate risk by managing the difference between rate sensitive assets and liabilities through adjustments to the maturity and pricing of loans and deposits. Interest rate risk occurs when an asset or a liability matures, or its interest rate changes during a time period different from that of the supporting asset or liability. The difference between assets and liabilities subject to rate change over the same period is referred to as the interest rate sensitivity gap. A positive gap occurs when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A negative gap occurs when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap adversely affects net interest income while a positive gap results in an increase in net interest income. During a period of declining interest rates, a negative gap results in an increase in net interest income while a positive gap adversely affects net interest income. Based on Cardinal's perception as to the trend of interest rates, the Company may adjust the maturities and pricing of the Company's loan and deposit products in order to achieve or maintain a level of interest rate risk which Cardinal believes is acceptable. The level of interest rate risk which Cardinal considers acceptable may change periodically in an effort to attain a desired level of profits within the framework of the Company's loan and investment policies.

         Cardinal monitors its liquidity position to ensure that it is able to meet its needs for funds. Financing activities have been a source of cash primarily from increases in deposits. Borrowings through draws on Cardinal's line of credit and FHLB lending programs provide Cardinal with access to funds for its short-term and long-term financing needs. Cardinal's borrowing capacity with the FHLB is based in part on the amount of qualifying collateral available, specifically U.S. Treasury and agency securities, mortgage-backed securities and residential mortgage loans. Unused borrowing capacity with the FHLB was approximately $33.2 million at December 31, 1996. Cardinal had additional borrowing capacity from a line of credit which had $13.7 million available for borrowing as of December 31, 1996. The table below lists the principal sources of cash available to Cardinal as of December 31, 1996.

         Investing activities used funds on a net basis in 1996, 1995 and 1994 due primarily to the increase in loans. Operating activities have been a net provider on a net basis due principally to net income on a cash basis.


                        Consolidated Sources of Liquidity
                             as of December 31, 1996
                                 (In thousands)

         SOURCE                                                        AMOUNT
         ------                                                       --------
         Federal funds sold                                           $ 11,647
         Interest-bearing deposits in banks                              1,400
         Unpledged U.S. Treasury securities (Market value)               4,161
         Other unpledged securities less than 2 years to maturity       44,678
         Guaranteed portion of SBA loans (Market value)                 40,025
         FHLB borrowing capacity                                        33,204
         Parent company unused line of credit                           13,750
         Federal funds purchased lines                                   4,000
                                                                      --------
                                                              Total    152,865
                                                                      ========

         The following table entitled "Maturity or Pricing of Cardinal Assets" presents a detailed summary of Cardinal's interest rate sensitivity position at December 31, 1996. Adjustments have not been made to reflect anticipated prepayments or scheduled amortization of loans and mortgage-backed securities. In general, the table reflects that cumulatively within the one-year period, a rising interest rate environment would lower the net interest margin and, conversely, a declining interest rate environment would raise the net interest margin. NOW and savings accounts are included in the shortest term period ("within 0-90 days"). Cardinal considers these accounts as less interest rate sensitive, thus they may not reprice as interest rates in general increase or decrease.

         This table does not necessarily indicate the impact of general interest rate movements on Cardinal's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

                     Maturity or Pricing of Cardinal Assets
                      and Liabilities at December 31, 1996

                             (Dollars in Thousands)

                                                     After 90 Days After 1 Year                Non-
                                          Within      But Within   But Within    After 5    Interest-
                                         0-90 Days      1 Year      5 Years       Years       Bearing       Total
                                         ---------   ------------- ------------  -------    ---------       -----
Loans, net of unearned
  income and deferred
  loan fees                              $ 256,636    $  49,571    $ 115,293    $  45,716    $      -    $467,216

Securities
  Taxable                                   24,039       16,657       29,472       38,091           -     108,259
  Tax exempt                                    50          196          477        3,221           -       3,944
                                         ---------    ---------    ---------    ---------    --------    --------
    Total securities                        24,089       16,853       29,949       41,312           -     112,203

Interest-bearing deposits
  in banks                                   1,400            -            -            -           -       1,400

Federal funds sold                          11,647            -            -            -           -      11,647
                                         ---------    ---------    ---------    ---------    --------    --------
    Total interest-earning assets          293,772       66,424      145,242       87,028           -     592,466
                                         ---------    ---------    ---------    ---------    --------    --------

Cash, premises and other
  assets                                         -            -            -            -      42,969      42,969
Allowance for loan losses                        -            -            -            -      (6,374)     (6,374)
                                         ---------    ---------    ---------    ---------    --------    --------

    Total assets                           293,772       66,424      145,242       87,028      36,595     629,061
                                         ---------    ---------    ---------    ---------    --------    --------

Interest-bearing deposits
  Demand                                   156,804            -            -            -           -     156,804
  Savings                                   43,938            -            -            -           -      43,938
  Time deposits                            124,374      115,307       61,300           15           -     300,996
                                         ---------    ---------    ---------    ---------    --------    --------
    Total interest-bearing deposits        325,116      115,307       61,300           15           -     501,738

Repurchase agreements                        4,780            -            -            -           -       4,780
Notes payable                                    -        1,506          653       16,495           -      18,654
                                         ---------    ---------    ---------    ---------    --------    --------
    Total interest-bearing liabilities     329,896      116,813       61,953       16,510           -     525,172
                                         ---------    ---------    ---------    ---------    --------    --------

Demand deposits                                  -            -            -            -      47,510      47,510
Other liabilities                                -            -            -            -       6,082       6,082
Stockholders' equity                             -            -            -            -      50,297      50,297
                                         ---------    ---------    ---------    ---------    --------    --------

    Total liabilities and equity          329,896      116,813       61,953       16,510     $103,889    $629,061
                                         ---------    ---------    ---------    ---------    --------    --------


Interest rate swap                             752            -            -            -
                                         ---------    ---------    ---------    ---------

Excess interest-earning
  assets (liabilities)                   $ (35,372)   $ (50,389)   $  83,289    $  70,518
                                         =========    =========    =========    =========

Cumulative excess interest
  earning assets (liabilities)           $ (35,372)   $ (85,761)   $  (2,472)   $  68,046
                                         =========    =========    =========    =========

Cumulative interest rate
  sensitivity ratio (1)                       0.89         0.81         1.00         1.13
                                         =========    =========    =========    =========


(1) Interest-earning assets divided by interest-bearing liabilities.

CAPITAL RESOURCES

         Total stockholders' equity was $50.3 million at year-end 1996, up 22.4% from the $41.1 million recorded at the end of 1995. The increase was primarily due to $5.8 million of common stock issuances, net income of $4.3 million for 1996. During 1996, Cardinal declared four quarterly dividends of $0.20 each, or $0.80 for the year.

     Risk-based capital guidelines take into consideration risk factors associated with various categories of assets, both on and off the balance sheet. Under these guidelines, capital strength is measured in two tiers. These tiers are used in conjunction with risk-adjusted assets in determining the risk-based capital ratios. Cardinal's Tier 1 capital, which consists of common equity less net unrealized gain on securities available for sale and goodwill, amounted to $44.4 million at December 31, 1996. Tier 2 capital, which includes supplemental capital components such as qualifying allowances for loan losses, was $5.3 million. The sum of Tier 1 and Tier 2 capital comprise qualifying total capital for Cardinal. The percentage ratios were approximately 10.47% and 11.72% for Tier 1 and qualifying total capital, respectively, at December 31, 1996. The guidelines require a minimum ratio of qualifying total capital to weighted risk assets of 8%, of which at least 4% must be in the form of Tier 1 capital. Cardinal currently exceeds these minimum ratios.

   A minimum leverage ratio, based on Tier 1 capital as a percentage of total assets is required. The minimum leverage ratio is 3%, however, most bank holding companies are required to maintain a minimum of 4% or 5%. Cardinal's leverage ratio at December 31, 1996 was 7.09%.

     Following is a summary of Cardinal's actual capital and leverage ratio and the required minimum ratio are as follows:

                                           Actual        Required
            Tier 1 risk-based              10.47%           4.00%

            Total risk-based               11.72%           8.00%

            Leverage                        7.09%           3.00%


         On April 15, 1996, Cardinal sold 85,246 shares of common stock at $61.00 per share in a private placement. After fees and expenses, Cardinal netted $4,955,000.

                            CARDINAL BANCSHARES, INC.
                              400 EAST VINE STREET
                                    SUITE 300
                            LEXINGTON, KENTUCKY 40507

                          Independent Auditors' Report


The Board of Directors and Stockholders
Cardinal Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Cardinal Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Corporation adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting For Certain Investments in Debt and Equity Securities," in 1994.



                                          /s/ KPMG Peat Marwick LLP
Lexington, Kentucky
February 17, 1997

                  CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                         Consoldiated Balance Sheets

                          December 31, 1996 and 1995
                      (In thousands, except share data)





                                                                                    1996                1995
                                                                                 ---------           ---------
                 Assets

Cash and due from banks (note 4)                                                 $  21,407              22,172
Interest bearing deposits with banks                                                 1,400               8,001
Federal funds sold                                                                  11,647              10,075
Securities available for sale (amortized cost of $111,325
   and $137,126 in 1996 and 1995) (note 5)                                         112,203             139,372
Loans (notes 6, 11, 16 and 19)                                                     470,067             481,136
Less:
    Unearned income                                                                  2,851              13,035
    Allowance for loan losses                                                        6,374               5,789
                                                                                 ---------           ---------
    Net loans                                                                      460,842             462,312
                                                                                 ---------           ---------
Premises and equipment (note 7)                                                      8,019              12,300
Goodwill and other intangible assets, less accumulated
   amortization of $3,295 and $2,789 in 1996 and 1995                                5,360               5,866
Accrued interest receivable and other assets (notes 12 and 13)                       8,183               8,391
                                                                                 ---------           ---------
                 Total assets                                                    $ 629,061             668,489
                                                                                 ---------           ---------


         See accompanying notes to consolidated financial statements.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                           December 31, 1996 and 1995
                        (In thousands, except share data)



                  Liabilities and Stockholders' Equity                                    1996              1995
                  ------------------------------------                                    ----              ----
Deposits:
     Non-interest bearing                                                        $         47,510            50,155
     Interest bearing (note 8)                                                            501,738           520,579
                                                                                    -------------    --------------
              Total deposits                                                              549,248           570,734

Securities sold under agreements to repurchase (note 9)                                     4,780             6,930
Notes payable (note 10)                                                                     1,878            25,643
Advances from the Federal Home Loan Bank (note 11)                                         16,776            18,167
Accrued interest payable and other liabilities (note 13)                                    6,082             5,865
                                                                                    -------------    --------------
              Total liabilities                                                           578,764           627,339
                                                                                    -------------    --------------

Stockholders' equity:
     Common stock, without par value. Authorized 5,000,000 shares; issued and outstanding 1,592,853 voting and 1,958 non-voting shares in 1996 and
        1,474,087 voting and 1,969 non-voting shares
        in 1995                                                                            34,759            28,918
     Retained earnings (notes 2, 10 and 15)                                                15,587            11,593
     Net unrealized gain on securities available for sale,
        net of tax (note 5)                                                                   579             1,482
     ESOP and MRP loan obligations (notes 10 and 13)                                         (628)             (843)
                                                                                    -------------    --------------
              Total stockholders' equity                                                   50,297            41,150

Commitments and contingent liabilities (notes 17 and 19)                            -------------    --------------

              Total liabilities and stockholders' equity                         $        629,061           668,489
                                                                                    =============    ==============

See accompanying notes to consolidated financial statements

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 1996, 1995 and 1994
                      (In thousands, except per share data)

                                                                        1996               1995              1994
                                                                        ----               ----              ----
Interest income:
     Loans, including fees                                     $          44,842           43,738            29,922
     Securities:
         Taxable                                                           8,230            9,776             7,724
         Tax-exempt                                                          169              134               218
     Federal funds sold                                                      827              832               419
     Deposits with banks                                                     267              389               228
                                                                  --------------    -------------    --------------
                  Total interest income                                   54,335           54,869            38,511
                                                                  --------------    -------------    --------------

Interest expense:
     Deposits                                                             23,806           23,623            13,777
     Notes payable                                                           835            1,993               605
     Advances from the Federal Home Loan Bank                              1,219            1,257               948
     Securities sold under agreements to repurchase                          251              215                88
                                                                  --------------    -------------    --------------
                  Total interest expense                                  26,111           27,088            15,418
                                                                  --------------    -------------    --------------

                  Net interest income                                     28,224           27,781            23,093

Provision for loan losses (note 6)                                         3,480            1,994             1,791
                                                                  --------------    -------------    --------------

                  Net interest income after provision for
                     loan losses                                          24,744           25,787            21,302
                                                                  --------------    -------------    --------------

Non-interest income:
     Securities gains (losses), net (note 5)                                  49              308            (1,563)
     Gain on sales of loans, net                                           8,563              372               257
     Service charges on deposit accounts                                   1,256            1,218             1,148
     Insurance commissions                                                   400              577               619
     Other                                                                 1,367            2,148               813
                                                                  --------------    -------------    --------------
                  Total non-interest income                               11,635            4,623             1,274
                                                                  --------------    -------------    --------------


See accompanying notes to consolidated financial statements.

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                  Years ended December 31, 1996, 1995 and 1994
                      (In thousands, except per share data)


                                                                           1996             1995              1994
                                                                           ----             ----              ----

Non-interest expenses:
     Salaries and employee benefits (notes 13 and 14)                     13,700           13,782            10,660
     Net occupancy expense (notes 16 and 17)                               1,632            1,819             1,433
     Furniture and equipment expense                                       2,100            1,957             1,357
     Amortization of goodwill and other
        intangible assets                                                    506              509               395
     Other (note 18)                                                      10,062           10,581             9,484
                                                                  --------------    -------------    --------------
                  Total non-interest expenses                             28,000           28,648            23,329
                                                                  --------------    -------------    --------------

                  Income (loss) before income taxes                        8,379            1,762              (753)

Income tax expense (benefit) (note 12)                                     4,048              898              (215)
                                                                  --------------    -------------    --------------

                  Net income (loss)                            $           4,331              864              (538)
                                                                  ==============    =============    ==============

Net income (loss) per share:
     Primary                                                   $            2.58              .56              (.36)
                                                                  ==============     ============     =============

     Fully diluted                                             $            2.57              .55              (.36)
                                                                  ==============     ============     =============

         See accompanying notes to consolidated financial statements.

                  CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                 Years ended December 31, 1996, 1995 and 1994
                (In thousands, except share and per share data)


                                                                                   Common Stock
                                                                        ----------------------------------
                                                                            Number of Shares
                                                                        -------------------------                  Retained
                                                                           Voting      Non-Voting    Amount        Earnings
                                                                        ---------      ----------  --------        --------
Balance, December 31, 1993                                              1,413,755        1,436      $27,642         12,832
Issuance of common stock                                                   14,502           -           404             -
Issuance of non-voting common stock                                            -           272          -               -
Repurchase of common stock                                                (43,533)          -        (1,212)            -
Net loss                                                                       -            -           -             (538)
Cash dividends declared, $0.80 per share                                       -            -           -           (1,109)
Repayment of ESOP and MRP loan obligations
(notes 10 and 13)                                                              -            -           -               -
Net unrealized losses on securities available for sale (note 5)                -            -           -               -
                                                                        ---------      -------     --------        -------

Balance, December 31, 1994                                              1,384,724        1,708       26,834         11,185
Issuance of common stock                                                   89,363          -          2,084             -
Issuance of non-voting common stock                                            -           -            -               -
Repurchase of non-voting common stock                                          -         1,800          -               -
Net income                                                                     -        (1,539)         -              864
Income tax benefit related to exercise of stock options (note 12)              -           -            -              684
Cash dividends declared, $0.80 per share                                       -           -            -           (1,140)
Repayment of ESOP and MRP loan obligations
(notes 10 and 13)                                                              -           -            -               -
Net unrealized gain on securities transferred from
 held-to-maturity to available for sale (note 5)                               -           -            -               -
Increase in net unrealized gain on securities available
 for sale (note 5)                                                             -           -            -               -
                                                                        ---------      -------     --------        -------
Balance, December 31, 1995                                              1,474,087        1,969       28,918         11,593
Issuance of common stock                                                  118,766          -          5,841             -
Issuance of non-voting common stock                                            -           240          -               -
Repurchase of non-voting common stock                                          -          (251)         -               -
Net income                                                                     -           -            -            4,331
Income tax benefit related to exercise of stock options (note 12)              -           -            -              275
Cash dividends declared, $0.80 per share                                       -           -            -           (1,250)
Spin-off of subsidiary (note 2)                                                -           -            -              638
Repayment of ESOP and MRP loan obligations
  (notes 10 and 13)                                                            -           -            -               -
Decrease in net unrealized gain on securities available
  for sale (note 5)                                                            -           -            -               -
                                                                        ---------      -------     --------        -------
Balance, December 31, 1996                                              1,592,853        1,958      $34,759         15,587
                                                                        =========      =======     ========        =======


                                                                              Net Unrealized
                                                                                Gain (Loss)        ESOP and
                                                                               on Securities       MRP Loan
                                                                            Available for Sale    Obligations        Total
                                                                            ------------------    -----------        -----
Balance, December 31, 1993                                                            -             (1,273)         39,201
Issuance of common stock                                                              -                 -              404
Issuance of non-voting common stock                                                   -                 -               -
Repurchase of common stock                                                            -                 -           (1,212)
Net loss                                                                              -                 -             (538)
Cash dividends declared, $0.80 per share                                              -                 -           (1,109)
Repayment of ESOP and MRP loan obligations
(notes 10 and 13)                                                                     -                215             215
Net unrealized losses on securities available for sale (note 5)                     (679)               -             (679)
                                                                               -------------   --------------    ---------

Balance, December 31, 1994                                                          (679)           (1,058)         36,282
Issuance of common stock                                                              -                 -            2,084
Issuance of non-voting common stock                                                   -                 -               -
Repurchase of non-voting common stock                                                 -                 -               -
Net income                                                                            -                 -              864
Income tax benefit related to exercise of stock options (note 12)                     -                 -              684
Cash dividends declared, $0.80 per share                                              -                 -           (1,140)
Repayment of ESOP and MRP loan obligations
(notes 10 and 13)                                                                     -                215             215
Net unrealized gain on securities transferred from
 held-to-maturity to available for sale (note 5)                                     723                -              723
Increase in net unrealized gain on securities available
 for sale (note 5)                                                                 1,438                -            1,438
                                                                                  ------          --------        --------
Balance, December 31, 1995                                                         1,482              (843)         41,150
Issuance of common stock                                                              -                 -            5,841
Issuance of non-voting common stock                                                   -                 -               -
Repurchase of non-voting common stock                                                 -                 -               -
Net income                                                                            -                 -            4,331
Income tax benefit related to exercise of stock options (note 12)                     -                 -              275
Cash dividends declared, $0.80 per share                                              -                 -           (1,250)
Spin-off of subsidiary (note 2)                                                       -                 -              638
Repayment of ESOP and MRP loan obligations
  (notes 10 and 13)                                                                   -                215             215
Decrease in net unrealized gain on securities available
  for sale (note 5)                                                                 (903)               -             (903)
                                                                                  ------          --------        --------
Balance, December 31, 1996                                                           579              (628)         50,297
                                                                                  ======          ========        ========


See accompanying notes to consolidated financial statements.

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994
                                 (In thousands)


                                                                          1996               1995              1994
                                                                          ----               ----              ----
Cash flows from operating activities:
     Net income (loss)                                         $           4,331              864              (538)
     Adjustments to reconcile net income (loss) to
        net cash provided by operating activities:
         Provision for loan losses                                         3,480            1,994             1,791
         Provision for losses on other real estate                            -                -                 25
         Depreciation, amortization and accretion, net                     2,457              843             1,160
         Noncash compensation expense                                      2,059              340               400
         Deferred income tax expense (benefit)                              (651)             252              (793)
         (Gain) loss on sales of securities available
            for sale                                                         (49)            (308)            1,563
         Gain on sales of loans                                           (8,563)            (372)             (257)
         Gain on sales of fixed assets, net                                   (4)             (49)               (2)
         (Gain) loss on sales of other real estate                            (4)              -                  6
         Loss on termination of business of subsidiary                       427               -                 -
     Originations of loans held for sale                                 (23,824)         (12,936)           (5,267)
     Proceeds from sales of loans held for sale                           23,887           13,099             5,358
     (Increase) decrease in accrued interest receivable
        and other assets                                                     630           (2,519)              164
     (Decrease) increase in accrued interest payable
        and other liabilities                                               (950)             941              (136)
                                                                  --------------    -------------    --------------
                  Net cash provided by operating
                     activities                                            3,226            2,149             3,474
                                                                  --------------    -------------    --------------

Cash flows from investing activities:
     Decrease (increase) in interest-bearing deposits
        with banks                                                         2,944           (4,348)            2,732
     (Increase) decrease in federal funds sold                            (1,572)          (1,715)            1,653
     Purchases of securities:
         Available for sale                                              (82,250)        (103,293)         (115,869)
         Held to maturity                                                     -            (2,989)              (50)
     Proceeds from maturities of securities:
         Available for sale                                               43,688           63,043            64,301
         Held to maturity                                                     -             3,797            10,984

                                                                     (Continued)
See accompanying notes to consolidated financial statements.

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                  Years ended December 31, 1996, 1995 and 1994
                                 (In thousands)


                                                                            1996             1995              1994
                                                                            ----             ----              ----
     Proceeds from sales of securities available for sale                 50,264           39,856            49,858
     Net increase in loans                                               (47,089)         (91,402)          (84,966)
     Purchases of premises and equipment                                  (2,821)          (4,919)           (4,383)
     Proceeds from sales of premises and equipment                           107              347                35
     Proceeds from sale of loans                                          33,551               -                 -
     Spin-off of subsidiary                                                 (764)              -                 -
     Acquisition of intangible assets                                         -                -             (1,500)
     Proceeds from sales of other real estate owned                           67               35               306
                                                                  --------------    -------------    --------------
                  Net cash used in investing activities                   (3,875)        (101,588)          (76,899)
                                                                  --------------    -------------    --------------

Cash flows from financing activities:
     Net increase in deposits                                             21,179           94,993            43,766
     Net (decrease) increase in securities sold under
        agreements to repurchase                                          (2,150)           2,748             2,212
     Net increase in line of credit notes                                  6,550            6,974            15,401
     Repayment of notes payable                                          (30,100)            (104)              (84)
     Proceeds from advances from Federal Home
        Loan Bank                                                          3,961           12,712            59,755
     Repayment of advances from Federal Home
        Loan Bank                                                         (4,122)         (14,521)          (40,829)
     Proceeds from issuance of common stock                                5,841            2,084               404
     Repurchase of common stock                                               -                -             (1,212)
     Dividends paid                                                       (1,275)          (1,122)           (1,116)
                                                                  --------------    -------------    --------------
                  Net cash (used in) provided by
                     financing activities                                   (116)         103,764            78,297

Net (decrease) increase in cash and cash equivalents                        (765)           4,325             4,872
Cash and cash equivalents at beginning of period                          22,172           17,847            12,975
                                                                  --------------    -------------    --------------

Cash and cash equivalents at end of period                     $          21,407           22,172            17,847
                                                                  ==============    =============    ==============

See accompanying notes to consolidated financial statements.

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


                        December 31, 1996, 1995 and 1994



(1)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              Cardinal Bancshares, Inc. (the Corporation) is a bank and thrift holding company whose subsidiaries include: The Vine Street Trust Company (Vine Street) and its principal subsidiary, VST Financial Services; HNB Bank, N.A. (HNB), Alliance Bank, FSB (formerly Mutual Federal Savings Bank) (Alliance), First & Peoples Bank (First and Peoples), The Jefferson Banking Company (Jefferson) and Cardinal Data Services Corporation (Cardinal
                 Data). The Corporation and its subsidiaries are primarily engaged in commercial and personal banking services and the consumer finance business. Operations are conducted predominantly in central and southeastern Kentucky.

                 During 1996, Security First Network Bank (Security First) was spun off and substantially all of the assets of Cardinal Credit Corporation (Cardinal Credit) were sold (note 2). Accordingly, the accompanying consolidated statements of operations include the operations of Security First and Cardinal Credit through their respective dates of disposition.

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       (b)    Principles of Consolidation

              The consolidated financial statements include the accounts of the
                 Corporation and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to 1996 presentation.


                                                                    (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(1)    Summary of Significant Accounting Policies - Continued

       (c)    Securities

              Effective January 1, 1994, the Corporation adopted Statement of
                 Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Debt securities are classified as securities held to maturity and are carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Debt securities to be held for indefinite periods of time and not intended to be held to maturity, and equity securities, are classified as securities available for sale and are carried at fair value with unrealized gains and losses, net of tax effects, reported as a separate component of stockholders' equity. Securities available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to or in anticipation of changes in interest rates or based on other factors. Amortization of premiums and accretion of discounts are computed on the interest method. The specific identification method is used in determining gains and losses on the sale of securities.

       (d)    Loans and Allowance for Loan Losses

              Loans are stated at the unpaid principal balance. Interest income on loans is recorded on the accrual basis except for those loans in a nonaccrual income status. Loans, including loans impaired under SFAS No. 114, are placed in a nonaccrual income status when the loan has been delinquent for ninety days, or, in the opinion of management, the prospects for recovering both principal and accrued interest are considered doubtful. Interest received on impaired and nonaccrual loans is either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal. Unearned income, arising principally from consumer installment loans, is reflected as a reduction of loans and recognized as income over the term of the loan by a method that approximates the interest method.

                                                                    (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(1)    Summary of Significant Accounting Policies - Continued

       (d)    Loans and Allowance for Loan Losses - Continued

              The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, and such other factors as, in management's judgment, deserve current recognition in estimating loan losses. The allowance for loan losses is increased by the provision for loan losses and reduced by net charge-offs.

              Effective January 1, 1995, the Corporation adopted SFAS No. 114,
                 "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" . SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows, the loan's market value, or for collateral dependent loans, the market value of the collateral. The Corporation does not apply SFAS 114 to loans which are part of a large group of smaller-balance homogeneous loans, such as residential mortgage and consumer loans. Such loans are evaluated collectively for impairment. Adoption of this new standard did not have a material impact on the Corporation's financial position or results of operations.

       (e)    Premises and Equipment

              Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed by straight-line and accelerated methods over the estimated useful lives of the assets.

              The Corporation capitalized external costs of computer software incurred by Security First prior to its spin-off from the time technological feasibility of the software is established until the software was ready for use. Research and development costs related to software were expensed as incurred. Such costs were $0, $142,500 and $0 for 1996, 1995 and 1994, respectively.
                 Capitalized computer software costs were amortized using the straight-line method over a period of three years.

              The carrying value of premises and equipment is reviewed by the
                 Corporation and impairments are recognized when the expected undiscounted future cash flows from such assets are less than their carrying value.

                                                                    (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(1)    Summary of Significant Accounting Policies - Continued

       (f)    Goodwill and Other Intangible Assets

              The excess of cost, including acquisition costs, over fair value of net assets acquired in purchase business combinations (goodwill) of $4,197,000 and $4,553,000 as of December 31, 1996
                 and 1995, respectively, net of accumulated amortization, is being amortized over a twenty-year period on a straight-line basis. Other intangible assets consist of a purchased bank charter of $1,163,000 and $1,313,000 as of December 31, 1996 and 1995, respectively, which is being amortized over a ten-year period on a straight-line basis. The Corporation assesses recoverability of goodwill and other intangible assets by comparing the carrying amount with the projected undiscounted future net cash flows. Based on this calculation, the Corporation determined that there was no impairment of these intangible assets at December 31, 1996.

       (g)    Other Assets

              Included in other assets is real estate acquired in settlement of loans which is carried at the lower of cost or fair value minus estimated selling costs. Any write-downs at the date of acquisition are charged to the allowance for loan losses. Expenses incurred in maintaining assets, write-downs to reflect subsequent declines in value, and realized gains or losses are reflected in income.

       (h)    Income Taxes

              The Corporation uses the asset and liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases measured by the provisions of enacted laws and tax rates.

       (i)    Net Income Per Share

              Net income per share is based on the weighted average number of common shares outstanding during the year, adjusted for the number of shares that would be issued assuming the exercise of stock options (1,679,478, 1,547,203 and 1,499,141 for 1996,
                 1995 and 1994, respectively, primary and 1,682,461, 1,560,278 and 1,499,141 for 1996, 1995 and 1994, respectively, fully diluted).

                                                                    (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(2)    Spin-Off of Security First and Asset Dispositions

       The spin-off of Security First from the Corporation was effected pursuant to the Cardinal Bancshares, Inc. Amended and Restated Plan of Distribution. Under the Plan of Distribution, following a payment of a $3.0 million cash dividend from Security First, the Corporation effected the distribution by delivering pro rata to each of its stockholders of record on the record date for the distribution all of the then outstanding shares of the Security First's common stock (2,398,908 shares). As a result of the distribution, the Corporation no longer owns any interest in Security First.

       Summary financial data related to Security First as of May 23, 1996, the date of the spin-off, follows:


                  In thousands
                  Cash and due from banks                                  $         764
                  Interest bearing deposits in banks                               3,657
                  Securities available for sale                                   14,216
                  Loans, net                                                      20,637
                  Premises and equipment                                           3,959
                  Other assets                                                       870
                  Deposits                                                        42,644
                  Advances from FHLB                                               1,230
                  Other liabilities                                                  867
                  Stockholders' equity                                              (638)
                                                                              ==========

       During the period from January 1, 1996 to May 23, 1996, and for the years ended December 31, 1995 and 1994, Security First's net income (loss) before income taxes was ($1,482,000), ($1,983,000) and $459,000, respectively.

       On May 14, 1996, Cardinal completed the sale of substantially all of the assets of Cardinal Credit to Norwest Financial Kentucky, Inc. Cardinal recorded a gain of approximately $8.2 million in connection with such sale. As part of the agreement with Norwest, Cardinal agreed that for three years it would not engage in the consumer finance business in the same or substantially similar manner in which Cardinal Credit engaged in that business. Such agreement does not, however, preclude any Cardinal subsidiary from engaging in its banking business, including the origination of consumer loans, as currently conducted.


                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(3)    Statements of Cash Flows

       For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand and non-interest bearing balances due from banks.

       The following summarizes supplemental cash flow information for 1995, 1994, and 1993:



       In thousands                                                       1996           1995             1994
       ------------                                                       ----           ----             ----
       Cash paid for income taxes                                     $     4,183             520            362
       Cash paid for interest                                              26,119          26,266         15,224
                                                                         ========      ==========     ==========
       Noncash financing and investing activities:
         Loans transferred to other assets                            $        41             128            129
                                                                         ========      ==========     ==========


(4)    Restriction on Cash and Due from Banks

       Bank regulatory authorities require the Corporation's banking subsidiaries to maintain average reserve balances relating to customer deposits. At December 31, 1996, the amount of those reserve balances was approximately $3,505,000.

(5)    Securities

       The amortized cost and market value of securities available for sale and gross unrealized gains and losses at December 31, 1996 and 1995 follows:


                                                                                       1996
                                                                 -------------------------------------------------
                                                                  Amortized           Unrealized           Market
       In thousands                                                 Cost           Gains       Losses       Value
       ------------                                              ----------      --------    ---------    --------
         U.S. Treasury                                       $      23,721           453           -        24,174
         Federal agencies                                           38,155            99          (40)      38,214
         Mortgage-backed securities                                 41,021           487         (167)      41,341
         States and political subdivisions                           3,898            51           (5)       3,944
         Equity and other securities                                 4,530            -            -         4,530
                                                                ----------      --------    ---------    ---------
                                                             $     111,325         1,090         (212)     112,203
                                                                ==========      ========    =========    =========

                                                                    (Continued)
                                       14

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(5)    Securities - Continued


                                                                                       1995
                                                                  ------------------------------------------------
                                                                  Amortized           Unrealized            Market
       In thousands                                                 Cost           Gains       Losses        Value
       ------------                                                 ----           -----       ------        -----
         U.S. Treasury                                       $      43,931         1,078           -        45,009
         Federal agencies                                           43,491           541           (6)      44,026
         Mortgage-backed securities                                 42,004           719         (189)      42,534
         States and political subdivisions                           2,868            89           -         2,957
         Equity and other securities                                 4,832            14           -         4,846
                                                                ----------      --------    ---------    ---------
                                                             $     137,126         2,441         (195)     139,372
                                                                ==========      ========    =========    =========

       Effective December 1, 1995, a one-time reassessment of the Corporation's securities held to maturity was undertaken, as permitted by the Financial Accounting Standards Board's special report related to the implementation of FASB Statement No. 115. In connection with that reassessment, the Corporation transferred securities held to maturity with an amortized cost of $29,166,000 to securities available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors.

       A summary of debt securities available for sale at December 31, 1996 based on contractual maturities is presented below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                 Amortized     Market
                In thousands                                                       Cost         Value
                ------------                                                       ----         -----
                Due within one year                                         $      40,856        40,942
                Due after one year through five years                              29,544        29,949
                Due after five years through ten years                             13,588        13,533
                Due after ten years                                                22,807        23,249
                                                                                ---------   -----------
                                                                            $     106,795       107,673
                                                                                =========   ===========

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(5)    Securities - Continued

       Securities with a par value of $37,318,000 and $37,295,000 at December
         31, 1996 and 1995, respectively, were pledged to secure public funds, repurchase agreements, and for other purposes.

       Gross gains of approximately $126,000, $411,000 and $10,000 and gross losses of $77,000, $103,000 and $1,573,000, were realized on sales of securities for 1996, 1995 and 1994, respectively. Gross losses in 1994 include approximately $499,000 attributable to other than temporary declines in market value of securities available for sale.

(6)    Loans

       The composition of loans at December 31, 1996 and 1995 follows:


                In thousands                                                      1996           1995
                ------------                                                      ----           ----
                Commercial and industrial                                  $      57,325        75,556
                Real estate - mortgage                                           316,119       281,661
                Real estate - construction                                        15,677         7,424
                Consumer                                                          80,946       116,495
                                                                              ----------     ---------
                                                                           $     470,067       481,136
                                                                              ==========     =========

       Most of the Corporation's credit exposure is with customers located within the state of Kentucky. A majority of the loans are secured by residential or commercial real estate or other personal property. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

       As of December 31, 1996 and 1995, the Corporation had the following balances related to impaired loans under SFAS No. 114:


                In thousands                                                      1996          1995
                ------------                                                      ----          ----
                Recorded investment in impaired loans                      $       509           717
                Impaired loans with SFAS No. 114 allowance                         509           675
                Amount of SFAS No. 114 allowance                                   161           226
                Impaired loans without SFAS No. 114 allowance                       -             42
                Average recorded investment in impaired loans                      519           701
                Interest income recognized on impaired loans                        43            64

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(6)    Loans - Continued

       The principal balance of nonaccrual and restructured loans at December
          31, 1994 was approximately $686,000. The interest that would have been recorded if all such loans were on a current basis in accordance with their original terms was approximately $75,000. The amount of interest income that was recorded for such loans was approximately $46,000.

       The amount of loans serviced for the benefit of others at December 31, 1996 and 1995 was approximately $61,101,000 and $57,602,000, respectively.

       An analysis of the changes in the allowance for loan losses follows:


         In thousands                                                1996            1995           1994
         ------------                                                ----            ----           ----
         Balance at January 1                                $       5,789           5,214          3,600
         Provision for loan losses                                   3,480           1,994          1,791
                                                                ----------      ----------     ----------
                                                                     9,269           7,208          5,391
                                                                ----------      ----------     ----------
         Loans charged-off                                           2,033           1,711            414
         Less recoveries                                               472             292            237
                                                                ----------      ----------     ----------
         Net loans charged-off                                       1,561           1,419            177
                                                                ----------      ----------     ----------
         Adjustment for sale of Cardinal Credit
           and spin-off of Security First                           (1,334)             -              -
                                                                ----------      ----------     ----------
         Balance at December 31                              $       6,374           5,789          5,214
                                                                ==========      ==========     ==========

(7)    Premises and Equipment

       A summary of premises and equipment at December 31, 1996 and 1995 follows:


         In thousands                                                              1996              1995
         ------------                                                              ----              ----
         Land                                                               $       1,340            1,279
         Buildings and improvements                                                 7,366            8,158
         Computer software costs                                                       -             2,140
         Furniture and equipment                                                    7,619            8,288
                                                                                ---------       ----------
                                                                                   16,325           19,865
         Less accumulated depreciation and amortization                             8,306            7,565
                                                                                ---------       ----------
                                                                            $       8,019           12,300
                                                                                =========       ==========

                                                                    (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(8)    Interest Bearing Deposits

       The composition of interest bearing deposits at December 31, 1996 and 1995 follows:


                In thousands                                                       1996              1995
                ------------                                                       ----              ----
                Demand                                                      $     156,804          144,578
                Savings                                                            43,938           51,733
                Time deposits $100,000 and over                                    75,997           70,750
                Other time deposits                                               224,999          253,518
                                                                                ---------       ----------
                                                                            $     501,738          520,579
                                                                                =========       ==========

       At December 31, 1996, the scheduled maturities of time deposits are as follows:

                1997                                                        $     239,681
                1998                                                               36,469
                1999                                                               15,078
                2000                                                                8,421
                2001 and thereafter                                                 1,347
                                                                                ---------
                                                                            $     300,996
                                                                                =========


(9)    Repurchase Agreements

       Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Information concerning securities sold under agreements to repurchase is summarized as follows:


                In thousands                                                     1996                1995
                ------------                                                     ----                ----
                Average balance during the year                           $      6,499,000         5,339,000
                Average interest rate during the year                                 3.86%             4.03%
                Maximum month-end balance during the year                 $      8,835,000         6,930,000

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(10)   Notes Payable


       Notes payable consist of the following at December 31, 1996 and 1995:


                                                                                           1996         1995
                                                                                           ----         ----
                                                                                              In thousands
          Line of credit payable to a bank, due June 30, 1997. Interest is payable quarterly at the prime rate minus .5% as of December 31, 1996
          and at the prime rate as of December 31, 1995 (7.75% at December 31,            $ 1,250       10,000
          1996 and 8.5% at December 31, 1995).

          Revolving line of credit payable to banks, due May 31,
          1996.  Interest is payable monthly at the prime rate.                                 -       14,800

          Cardinal Bancshares, Inc. Affiliates Employee Stock Ownership Plan
          (ESOP) note payable to a bank in annual principal installments of
          $26,015 through December 1999.  Interest is payable quarterly at
          the prime rate.                                                                      78          104

          Cardinal Bancshares, Inc. Affiliates Employee Stock Ownership Plan
          (ESOP) note payable to a bank in annual principal installments of
          $94,875 through December 2000.  Interest is payable quarterly at
          the prime rate.                                                                     380          474

          First Federal Management Retention Plan (MRP) note payable to a bank in annual principal installments of $18,211 through December 1997.
          Interest is payable quarterly at the prime rate.                                     18           37

          Mutual Federal Management Retention Plan (MRP) note payable to a bank in annual principal installments of $75,900 through December 1998.
          Interest is payable quarterly at the prime rate.                                    152          228
                                                                                       ----------   ----------
                                                                                       $    1,878       25,643
                                                                                       ==========   ==========

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(10)   Notes Payable - Continued

       The Corporation has obtained a $15,000,000 amended and restated line of credit agreement with a bank which expires June 30, 1997, with optional one year extensions at the discretion of the lender. Borrowings are secured by the issued and outstanding common stock of Alliance, HNB, Vine Street, Jefferson and First and Peoples. The line of credit agreement contains provisions requiring the maintenance of certain levels of capital funds, as defined, and allowances for loan losses of the bank subsidiaries, as well as restrictions on dividend payments applicable to both the Corporation and its subsidiaries. The Corporation has obtained a waiver relative to noncompliance with certain of the provisions at December 31, 1996. The Corporation had retained earnings of $3,248,000 available for dividends under this agreement at December 31, 1996.

       During 1994, Cardinal Credit entered into a $25,000,000 revolving credit agreement with four banks which had a balance of $14,800,000 at December 31, 1995. The note was repaid in 1996 from the proceeds from the sale of Cardinal Credit's assets (note 2).

       The ESOP and MRP loans were for the purpose of purchasing shares of the Corporation's common stock by the plans in connection with the acquisitions of Alliance and Security First, and are guaranteed by the Corporation. The loan obligations of the ESOPs and MRPs are recorded in the Corporation's consolidated balance sheet with a corresponding amount recorded as a reduction of stockholders' equity. Both the loan obligations and the reduction of stockholders' equity will be reduced by the amount of any loan repayments made by the ESOPs and MRPs.

       Aggregate principal repayment requirements of notes payable for the years ended December 31 are $1,465,000, $197,000, $121,000, $95,000, $0 for
          1997 through 2001, respectively.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(11)   Advances from the Federal Home Loan Bank

       Certain of the Corporation's subsidiaries are members of the Federal Home
         Loan Bank of Cincinnati (FHLB) and, accordingly, are eligible to borrow from the FHLB. The subsidiaries pledge certain securities and first mortgage loans as collateral for these advances. The aggregate balance of the securities and mortgages must equal 150% of the advances outstanding. Certain information with respect to outstanding advances from FHLB at December 31, 1996 and 1995 is summarized below.


                                                                                 Weighted
                                                                                  Average
               In thousands                              Amount               Interest Rate %
               ------------                              ------               ---------------

         Year of Final Maturity
         ----------------------
                  1997                              $         41                  7.60%
                  1998                                        49                  4.67
                  1999                                       178                  5.51
                  2000                                        13                  8.15
                  2001                                        -                     -
             2002 thru 2006                                9,185                  6.39
             2007 thru 2011                                7,162                  7.93
                  2012                                       148                  8.00
                                                       ---------              --------

                                                    $     16,776                  7.05%
                                                       =========              ========

       Scheduled principal repayments on advances from the FHLB are $270,000, $243,000, $173,000, $155,000, $165,000 for 1997 through 2001, respectively.

                                                                   (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(12)   Income Taxes

       Income taxes consist of the following:

       In thousands                                                               1996         1995         1994
       ------------                                                               ----         ----         ----
       Applicable to operations:
           Current                                                          $      4,699         646          578
           Deferred                                                                 (651)        252         (793)
                                                                            ------------       -----         ----
                                                                                   4,048         898         (215)
       Charged (credited) to components of stockholders' equity:
           Net unrealized securities gains (losses)                                  465       1,112         (349)
           Stock options exercised                                                  (275)       (684)          -
                                                                            ------------       -----         ----
                      Total income taxes                                    $      4,238       1,326         (564)
                                                                            ============       =====         ====


       Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income
          (loss) before cumulative effect of change in accounting principle as a result of the following:


         In thousands                                                          1996           1995          1994
         ------------                                                          ----           ----          ----
         Federal income tax rate                                               34.0%          34.0%        (34.0)%
         Increase (reduction) in income tax rate resulting from:
              Tax exempt interest income                                        (.8)          (3.4)        (13.4)
              Amortization of goodwill                                          2.1            9.3          18.1
              Dividend in excess of tax basis of Security First                 9.4            -             -
              Recapture of Security First bad debt reserve                      -              9.3           -
              State and local income taxes, net of federal
                 income tax benefit                                             3.7            -             -
              Other                                                             (.1)           1.8           0.7
                                                                            -------       --------       -------
                                                                               48.3%          51.0%        (28.6)%
                                                                            =======       ========       =======

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(12)   Income Taxes - Continued

       During 1996, legislation was enacted which eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. This new legislation also requires a thrift to generally recapture the excess of its current tax reserves in excess of its 1987 base year reserves. As Alliance has previously provided deferred taxes on this amount, no financial statement tax expense should result from this new legislation. For 1996 and subsequent years, Alliance will utilize the experience method in computing their tax bad debt deduction.

       Bad debt deductions for income tax purposes are included in taxable income of later years if the bad debt reserves are used subsequently for purposes other than to absorb bad debt losses. Retained earnings at December 31, 1996 and 1995, include approximately $650,000 and $505,000, respectively, representing such bad debt deductions for tax purposes in excess of the bad debt deduction for financial statement purposes for which no deferred income taxes have been provided.

       The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:


         In thousands                                                                         1996          1995
         ------------                                                                      --------       -------
         Deferred tax assets:
           Allowance for loan losses                                                       $  1,572         1,014
           Deferred compensation                                                              1,058           575
           Deferred income                                                                       95           324
           Alternative minimum tax credit carryforward                                           -            172
           Deferred expenses                                                                     -             33
                                                                                           --------       -------
                  Total gross deferred tax asset                                              2,725         2,118
                                                                                           --------       -------
         Deferred tax liabilities:
           Fair value adjustments to assets acquired in purchase
              business combinations                                                             298           306
           Net unrealized gains on securities available for sale                                298           763
           FHLB stock dividends                                                                 444           474
           Depreciation                                                                         153           160
           Other                                                                                158           157
                                                                                           --------       -------
                  Total gross deferred tax liabilities                                        1,351         1,860
                                                                                           --------       -------
                  Net deferred tax asset                                                   $  1,374           258
                                                                                           =========      =======

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(12)   Income Taxes - Continued

       Management believes it is more likely than not that the reversal of future taxable amounts and results of future operations will generate sufficient taxable income to realize the deferred tax asset recorded as of December 31, 1996 and 1995.

(13)   Benefit Plans

       The Corporation has a defined benefit pension plan which covers substantially all employees who have met certain requirements as to age and length of service. The plan's benefit formula generally bases payments to retired employees upon their length of service and a percentage of their highest consecutive five-year average annual base compensation. The Corporation contributes annually the maximum tax-deductible contribution.

       The following table sets forth the Plan's funded status and the components of net pension income (expense):


         In thousands                                                                           1996          1995
         ------------                                                                           ----          ----

         Actuarial present value of benefit obligations:
           Accumulated benefit obligation, including vested
              benefits of $3,302 and $2,593, respectively                               $        3,369        2,656
                                                                                            ==========    =========

         Projected benefit obligation for service rendered to
           date                                                                         $       (4,499)      (3,530)
         Plan assets at fair value                                                               3,845        3,086
                                                                                            ----------    ---------

         Funded status                                                                            (654)        (444)
         Unrecognized prior service cost                                                           775          969
         Unrecognized net loss from past experience different
           from that assumed                                                                       481          104
         Unrecognized net asset value at January 1, 1989 being
           recognized over 15 years                                                               (169)        (193)
                                                                                            ----------    ---------

         Prepaid pension plan cost                                                      $          433          436
                                                                                            ==========    =========

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(13)   Benefit Plans - Continued

                                                                                         1996       1995       1994
                                                                                         ----       ----       ----
         Net pension plan expense (income) includes the following components:
              Service cost-benefits earned during the period                        $      281        159       127
              Interest cost on projected benefit obligation                                251        224       207
              Actual (return) loss on plan assets                                         (515)      (741)      (12)
              Net amortization and deferral                                                327        638       (53)
                                                                                       -------    -------    ------

         Net pension plan expense                                                   $      344        280       269
                                                                                       =======    =======    ======


       The following table sets forth the actuarial assumptions:

                                                                                         1996       1995      1994
                                                                                         ----       ----      ----
         Weighted average discount rate                                                  7.5         7.25     8.25
         Rate of increase in future compensation levels                                  5.0         5.0      5.0
         Long-term rate of return on assets                                              8.0         8.0      8.0

       Non-qualified deferred compensation agreements cover certain officers and employees. Expenses of these agreements amounted to $11,000, $68,000 and $99,000 for 1996, 1995 and 1994, respectively. Accrued liabilities of $149,000 and $640,000 at December 31, 1996 and 1995, respectively, are included in accrued interest payable and other liabilities.

       The Corporation sponsors and defined benefit 401(k) plan that covers substantially all employees. Contributions to the plan are made to match employee contributions up to 4% of the employees salary. Expenses of the plan were $162,000, $267,000 and $47,000 for 1996,
          1995 and 1994, respectively.

       The Corporation established the leveraged ESOPs and MRPs in connection with the acquisitions of Security First and Alliance. The Corporation makes annual contributions to the ESOPs and MRPs equal to their related debt service less dividends received by the plans. As the related debt is repaid, shares are released and allocated to employees. Debt of the ESOPs and MRPs is recorded as debt (see note
          10) and the shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheet. As shares are released from collateral, the Corporation reports compensation expense. Compensation expense related to the ESOP and MRP plans was approximately $283,000, $308,000 and $305,000 in 1996, 1995 and 1994,
          respectively.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(14)   Stock Compensation Plans

       As permitted by SFAS No. 123, the Corporation applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, except for the 1992 Cardinal Bancshares Limited Stock Option Plan (the 1992 Plan), no compensation cost has been recognized in the accompanying consolidated statements of operations. Options granted under the 1992 Plan were at an option price of $5 per share. The market value of the Corporation's common stock at the grant date was $17.50 per share. Furthermore, during 1996, the 1992 Plan and the 1989 and 1994 Restricted Stock Option Plans were amended to accelerate the vesting provisions related to 66,666 and 4,000 and 3,500 options, respectively, requiring remeasurement of compensation cost at the market value of the Corporation's common stock at the date of the amendment, or $41.75 per share. Compensation cost related to these plans amounted to $1,969,000, $250,000 and $250,000 in 1996,
         1995, and 1994, respectively.

       A summary of the status of the Corporation's stock option plans as of December 31 1996, 1995, and 1994 and the changes therein for the years then ended is presented below:


                                                 1996                      1995                       1994
                                        -----------------------   -----------------------    ----------------------
                                                      Weighted                  Weighted                  Weighted
                                                       Average                   Average                   Average
                                                      Exercise                  Exercise                  Exercise
                                           Shares       Price       Shares        Price       Shares        Price
                                          -------     --------      -------     --------      -------     -------
        Outstanding at beginning
           of year                        193,565     $ 15.29       232,569     $ 16.10       189,840     $ 12.55
        Granted                            35,850       39.79        31,750       31.94        49,164       29.95
        Exercised                         (19,928)      22.45       (33,119)      19.99          (390)      17.50
        Forfeited                         (11,935)      30.52       (37,635)      29.89        (6,045)      19.25
                                          -------                   -------                   -------
        Outstanding at end of year        197,552       18.09       193,565       15.29       232,569       16.10
                                          =======                   =======                   =======
        Options exercisable at
           year-end                        13,511       22.11         5,632       22.12        28,533       19.42
                                          =======       =====       =======       =====       =======       =====
        Weighted-average fair
           value of options granted
           during the year               $  21.35                  $  15.82
                                          =======                   =======

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(14)   Stock Compensation Plans - Continued

       Had compensation cost for options granted during 1995 and 1996 been determined consistent with the fair value methodology of SFAS No. 123, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts presented below:


                (in thousands, except per share data)                                   1996              1995
                                                                                        ----              ----

                Net income                           As reported                 $          4,331          864

                                                     Pro forma                              4,251          829

                Primary earnings per share           As reported                            2.58           .56

                                                     Pro forma                              2.55           .54

                Fully diluted earnings
                  per share                          As reported                            2.57           .55

                                                     Proforma                               2.55           .54



       The fair value of options granted during 1995 and 1996 for purposes of the accompanying pro forma disclosures is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions: (1) dividend yield of 2.5% and 2.0%, respectively; (2) expected volatility of 46% in both years;
         (3) risk-free rates of return of 7.4% and 7.1%, respectively; and expected lives of 8.5 years and 10.0 years, respectively.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(14)   Stock Compensation Plans - Continued

       Information about stock options outstanding at December 31, 1996 is as follows:


                                   Options Outstanding                                           Options Exercisable
        ----------------------------------------------------------------------------       -------------------------------
             Range                               Weighted-Avg
              of                Number             Remaining           Weighted-Avg.         Number          Weighted-Avg
        Exercise Prices       Outstanding      Contractual Life       Exercise Price       Exercisable      Exercise Price
        ---------------       -----------      ----------------       --------------       -----------      --------------
            $ 5.00              100,000               5.8                  $   5.00               -           $     -
         17.50 - 25.00           30,738               6.3                     23.15           13,235              21.96
         27.60 - 31.75           29,714               7.6                     29.80              276              29.50
         39.67 - 42.87           37,100               9.4                     39.80               -                 -
                                -------                                                     --------

                                197,552               6.8                   $ 18.09           13,511          $   22.11
                                =======               ===                     =====         ========              =====

       During 1994, the Corporation granted 18,896 shares of common stock to certain employees of VST Financial Services. The shares granted vest over a four year period ending December 31, 1997. Compensation expense applicable to the stock grant was $90,000, $90,000 and $150,000 for 1996, 1995 and 1994 respectively.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(15)   Dividend Restriction and Regulatory Capital Matters

       The Corporation's principal source of funds is dividends received from its subsidiaries. Under applicable laws, regulatory authorities must approve the declaration of dividends in any year, in an amount in excess of the sum of net income of that year and retained earnings of the preceding two years. At January 1, 1997, retained earnings of subsidiaries amounting to $9,086,000 were available for the payment of dividends without prior regulatory approval, subject to maintaining required regulatory capital.

       The Corporation and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken could have a direct material affect on the Corporation's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and the Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Corporation and the Banks meet all capital adequacy requirements to which they are subject.

                                                                    (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(15)   Dividend Restriction and Regulatory Capital Matters - Continued

       As of December 31, 1996, the most recent notification from the Federal
          Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's category.

       The Corporation's and its banking subsidiaries' actual capital amounts and ratios are presented in the following tables.


                                                                         To Be Adequately           To Be Well
                                                                         Capitalized Under          Capitalized Under
                                                                         Prompt Corrective          Prompt Corrective
                                                   Actual                Action Provisions          Action Provisions
                                                ---------------          -----------------          -----------------
           Dollars in Thousands                 Amount    Ratio           Amount    Ratio           Amount    Ratio
           --------------------                 ------    -----           ------    -----           ------    -----
           As of December 31, 1996:
               Total capital
               (to risk weighted assets)
                  Consolidated                $ 49,670    11.72%      >  $ 33,900  > 8.0%      >  $ 42,380  > 10.0%
                                                                      -            -           -            -
                  HNB                           13,220    11.63       >     9,100  > 8.0       >    11,370  > 10.0
                                                                      -            -           -            -
                  Vine Street                   14,820    11.32       >    10,470  > 8.0       >    13,090  > 10.0
                                                                      -            -           -            -
                  Alliance                      13,270    12.56       >     8,450  > 8.0       >    10,570  > 10.0
                                                                      -            -           -            -
                  First and Peoples              4,370    12.94       >     2,700  > 8.0       >     3,380  > 10.0
                                                                      -            -           -            -
                  Jefferson                      7,040    12.21       >     4,610  > 8.0       >     5,760  > 10.0
                                                                      -            -           -            -

               Tier I Capital
               (to risk weighted assets)
                  Consolidated                  44,360    10.47       >    16,950  > 4.0       >    25,430   > 6.0
                                                                      -            -           -             -
                  HNB                           11,800    10.38       >     4,550  > 4.0       >     6,820   > 6.0
                                                                      -            -           -             -
                  Vine Street                   13,230    10.11       >     5,230  > 4.0       >     7,850   > 6.0
                                                                      -            -           -             -
                  Alliance                      11,960    11.32       >     4,230  > 4.0       >     6,340   > 6.0
                                                                      -            -           -             -
                  First and Peoples              3,950    11.70       >     1,350  > 4.0       >     2,030   > 6.0
                                                                      -            -           -             -
                  Jefferson                      6,310    10.95       >     2,310  > 4.0       >     3,460   > 6.0
                                                                      -            -           -             -

               Tier I Capital
               (to average assets)
                  Consolidated                  44,360     7.09       >    25,020  > 4.0       >    31,270   > 5.0
                                                                      -            -           -             -
                  HNB                           11,800     6.95       >     6,800  > 4.0       >     8,500   > 5.0
                                                                      -            -           -             -
                  Vine Street                   13,230     7.98       >     6,630  > 4.0       >     8,290   > 5.0
                                                                      -            -           -             -
                  Alliance                      11,960     7.31       >     6,550  > 4.0       >     8,180   > 5.0
                                                                      -            -           -             -
                  First and Peoples              3,950     7.49       >     2,110  > 4.0       >     2,640   > 5.0
                                                                      -            -           -             -
                  Jefferson                      6,310     8.63       >     2,920  > 4.0       >     3,650   > 5.0
                                                                      -            -           -             -

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(15)   Dividend Restriction and Regulatory Capital Matters - Continued

                                                                         To Be Adequately           To Be Well
                                                                         Capitalized Under          Capitalized Under
                                                                         Prompt Corrective          Prompt Corrective
                                                   Actual                Action Provisions          Action Provisions
                                                ---------------          -----------------          -----------------
           Dollars in Thousands                 Amount    Ratio          Amount    Ratio            Amount    Ratio
           --------------------                 ------    -----          ------    -----            ------    -----
           As of December 31, 1995:
               Total capital
               (to risk weighted assets)

                  Consolidated                $ 39,200     9.09%      >  $ 34,490  > 8.0%      >  $ 43,110  > 10.0%
                                                                      -            -           -            -
                  HNB                           13,900    12.42       >     8,950  > 8.0       >    11,200  > 10.0
                                                                      -            -           -            -
                  Vine Street                   10,100     7.61       >    10,610  > 8.0       >    13,270  > 10.0
                                                                      -            -           -            -
                  Alliance                      13,390    16.37       >     6,540  > 8.0       >     8,180  > 10.0
                                                                      -            -           -            -
                  Security First                 3,370    17.82       >     1,510  > 8.0       >     1,890  > 10.0
                                                                      -            -           -            -
                  First and Peoples              4,280    12.59       >     2,720  > 8.0       >     3,400  > 10.0
                                                                      -            -           -            -
                  Jefferson                      4,870     7.17       >     5,430  > 8.0       >     6,790  > 10.0
                                                                      -            -           -            -
               Tier I Capital
               (to risk weighted assets)
                  Consolidated                  33,800     7.84       >    17,240  > 4.0       >    25,870   > 6.0
                                                                      -            -           -             -
                  HNB                           12,500    11.17       >     4,480  > 4.0       >     6,710   > 6.0
                                                                      -            -           -             -
                  Vine Street                    8,440     6.36       >     5,310  > 4.0       >     7,960   > 6.0
                                                                      -            -           -             -
                  Alliance                      12,390    15.14       >     3,270  > 4.0       >     4,910   > 6.0
                                                                      -            -           -             -
                  Security First                 3,370    17.82       >       760  > 4.0       >     1,140   > 6.0
                                                                      -            -           -             -
                  First and Peoples              3,880    11.41       >     1,360  > 4.0       >     2,040   > 6.0
                                                                      -            -           -             -
                  Jefferson                      4,180     6.16       >     2,720  > 4.0       >     4,070   > 6.0
                                                                      -            -           -             -
               Tier I Capital
               (to average assets)
                  Consolidated                  33,800     5.08       >    26,620  > 4.0       >    33,270   > 5.0
                                                                      -            -           -             -
                  HNB                           12,500     7.19       >     6,950  > 4.0       >     8,700   > 5.0
                                                                      -            -           -             -
                  Vine Street                    8,440     5.54       >     6,100  > 4.0       >     7,620   > 5.0
                                                                      -            -           -             -
                  Alliance                      12,390     7.35       >     6,740  > 4.0       >     8,430   > 5.0
                                                                      -            -           -             -
                  Security First                 3,370     8.36       >     1,610  > 4.0       >     2,010   > 5.0
                                                                      -            -           -             -
                  First and Peoples              3,880     8.12       >     1,910  > 4.0       >     2,390   > 5.0
                                                                      -            -           -             -
                  Jefferson                      4,180     5.47       >     3,060  > 4.0       >     3,820   > 5.0
                                                                      -            -           -             -

                                                                    (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(16)   Related Party Transactions

       Loans to executive officers and directors and their associates, including loans to affiliated companies for which these individuals are principal owners, amounted to approximately $22,750,000 and $18,050,000 at December 31, 1996 and 1995, respectively. During 1996, new loans of $13,663,000 were made and repayments of $8,651,000 were received. Other changes include decreases for changes in executive officers, directors and related interests of $312,000. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other customers.

       The Corporation leases certain office facilities from related parties.
          Total rental expense under these leases amounted to approximately $362,000, $341,000 and $321,000 for 1996, 1995 and 1994, respectively.

(17)   Leases

       The Corporation and its subsidiaries lease various premises and equipment under noncancelable operating leases. Rental expense on operating leases, including amounts included in note 16, was approximately $718,000, $803,000 and $745,000 in 1996, 1995 and 1994, respectively.

       Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year as of December 31, 1996 are:


                       In thousands                                        Gross Rentals
                       ------------                                        -------------
                 Year ending December 31,
                 -----------------------
                           1997                                             $      534
                           1998                                                    366
                           1999                                                    264
                           2000                                                    217
                           2001                                                     76
                           Thereafter                                              125
                                                                                ======

                                                                  (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(18)   Other Operating Expenses

       Other operating expenses consist of the following:


           In thousands                                                         1996           1995           1994
           ------------                                                         ----           ----           ----
           Operating supplies                                              $       650           981            856
           Data processing services                                              1,198         1,134          1,003
           Professional fees                                                       674         1,473          1,157
           Advertising and business development                                  1,137         1,277            979
           Bank share taxes                                                        532           496            422
           FDIC insurance (including a $726 SAIF
             assessment in 1996)                                                 1,215           834          1,076
           Telephone expense                                                       596           736            500
           Postage and courier expense                                             695           694            484
           Transportation, meals and lodging expense                               398           643            508
           Fraud loss                                                               -             -             452
           Termination of business of subsidiary                                   427            -              -
           Other                                                                 2,540         2,313          2,047
                                                                             ---------      --------      ---------
                                                                           $    10,062        10,581          9,484
                                                                             =========      ========      =========


(19)   Commitments and Contingent Liabilities

       In the normal course of business, the Corporation has various outstanding commitments and contingent liabilities. At December 31, 1996 and 1995, the subsidiaries had $107,040,000 and $93,761,000, respectively, of commitments to extend credit, including standby letters of credit of $6,637,000 and $3,626,000, respectively, which are properly not reflected in the consolidated financial statements. The subsidiaries' exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the subsidiaries upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Most commitments to extend credit are based upon variable rates, accordingly, market risk is minimal.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(19)   Commitments and Contingent Liabilities - Continued

       Standby letters of credit and financial guarantees written are conditional commitments issued by the subsidiaries to guarantee the performance of a customer to a third party. Those guarantees are issued primarily to support private borrowing arrangements.

       Interest rate swap contracts are entered into as an asset/liability management strategy to reduce interest rate risk. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating-rate payments, based on a notional principal amount, which is an agreed-upon amount upon which calculations of interest payments to be exchanged are based, and is significantly greater than the amount at risk. The primary risk associated with swaps is the exposure to movements in interest rates and the abilities of the counterparties to meet the terms of the contract.

       One of the bank subsidiaries has entered into a fixed amortizing interest rate swap contract for an original notional amount of $1,000,000, which matures in September 2003. The notional amount outstanding was $752,000 and $835,000 at December 31, 1996 and 1995, respectively. The bank is a fixed-rate payor at a rate of 7.45% over the term of the contract, and receives interest at the prime rate. The net receipts or payments under the agreement are recorded as adjustments to interest income on the accrual basis. The contract was entered into to convert a specific loan from a fixed to a variable interest rate. Certain mortgages are designated as collateral for the swap agreement.

       As of December 31, 1996, there were various pending legal actions and proceedings in which claims for damages are asserted. Management, after discussion with legal counsel, believes the ultimate result of these legal actions and proceedings will not have a material adverse effect upon the consolidated financial statements of the Corporation.

(20)   Disclosures About the Fair Value of Financial Instruments

       The estimated fair values of the Corporation's financial instruments are as follows:

                                                                December 31, 1996            December 31, 1995
                                                       ------------------------------   ----------------------
          In thousands                                      Carrying        Fair          Carrying        Fair
          ------------                                       Amount         Value          Amount         Value
                                                             ------         -----         --------        -----
       Financial assets:

          Cash and short-term investments              $       34,454        34,454         40,248        40,248
          Securities                                          112,203       112,203        139,372       139,372
          Loans                                               460,842       469,523        462,312       472,511

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(20)   Disclosures About the Fair Value of Financial Instruments - Continued


                                                                December 31, 1996            December 31, 1995
                                                       ------------------------------   ----------------------
          In thousands                                      Carrying        Fair          Carrying        Fair
          ------------                                       Amount         Value          Amount         Value
                                                            --------        -----         --------        -----
       Financial liabilities:
          Deposits                                     $      549,248       552,433        570,734       575,365
          Securities sold under agreements
             to repurchase                                      4,780         4,780          6,930         6,930
          Notes payable                                         1,878         1,878         25,643        25,643
          Advances from the Federal Home
             Loan Bank                                         16,776        17,804         18,167        18,761

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

          The estimated fair value for cash, short term investments and securities sold under agreements to repurchase is the financial statement carrying amount.

          The fair value for securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

          The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. Loans which are frequently repriced are reported at carrying value.

          The fair value of demand deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using rates currently offered for deposits with similar remaining maturities.

          The fair value of notes payable and advances from the Federal Home
              Loan Bank are based upon rates currently available to the Corporation for debt with similar terms and remaining maturities.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(20)   Disclosures About the Fair Value of Financial Instruments - Continued

          The fair value of commitments to extend credit and stand-by letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 1996 and 1995, the carrying value of loan commitments and stand-by letters of credit was not significant, and no significant fair value differences exist.

          The fair value of interest rate swaps used for hedging purposes is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. At December 31, 1996 and 1995, the carrying value and fair value of interest rate swaps was not significant.

          The fair value estimates are made as of a certain point in time based on relevant market information about the financial instruments. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                                                     (Continued)

                   CARDINAL BANCSHARES, INC. AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(21)   Cardinal Bancshares, Inc. (parent company only)

                                             Condensed Balance Sheets
                                            December 31, 1996 and 1995
                                                  (in thousands)

                          Assets                               1996               1995
                          ------                               ----               ----

Cash on deposit with subsidiaries                        $          231                553
Investment in subsidiaries                                       54,360             52,223
Securities available for sale                                        -                  49
Premises and equipment                                              211                312
Other assets                                                        342                643
                                                            -----------        -----------

         Total assets                                    $       55,144             53,780
                                                            ===========        ===========


           Liabilities and Stockholders' Equity

Notes payable                                            $        1,878             10,843
Other liabilities                                                 2,969              1,787
Stockholders' equity                                             50,297             41,150
                                                            -----------        -----------

         Total liabilities and stockholders' equity      $       55,144             53,780
                                                            ===========        ===========

                                                                     (Continued)

                  CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



(21)   Cardinal Bancshares, Inc. (parent company only) - Continued

                      Condensed Statements of Operations
                 Years Ended December 31, 1996, 1995 and 1994
                                (in thousands)


                                                                      1996               1995               1994
                                                                      ----               ----               ----
Income:

    Dividends from subsidiary banks                            $        7,000              2,600              2,700
    Other income                                                          535              1,017                 59
                                                                  -----------        -----------        -----------
                                                                        7,535              3,617              2,759
                                                                  -----------        -----------        -----------

Expenses:
    Interest                                                              389              1,008                419
    Other                                                               4,169              2,803              2,741
                                                                  -----------        -----------        -----------
                                                                        4,558              3,811              3,160
                                                                  -----------        -----------        -----------
       Income (loss) before income taxes and equity
          in undistributed earnings of subsidiaries                     2,977               (194)              (401)

Income tax benefit                                                        761                964              1,061
                                                                  -----------        -----------        -----------

       Income before equity in undistributed
          earnings (loss) of subsidiaries                               3,738                770                660

Equity in undistributed earnings (loss)
    of subsidiaries                                                       593                 94             (1,198)
                                                                  -----------        -----------        -----------

         Net income (loss)                                     $        4,331                864               (538)
                                                                  ===========        ===========        ===========

                                                                     (Continued)

                  CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


(21)   Cardinal Bancshares, Inc. (parent company only) - Continued

                      Condensed Statements of Cash Flows
                 Years Ended December 31, 1996, 1995 and 1994
                                (in thousands)

                                                                         1996                 1995             1994
                                                                         ----                 ----             ----
Cash flows from operating activities:

    Net income (loss)                                           $        4,331                864              (538)
    Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
          Securities gain                                                  (66)              (217)               (3)
          Deferred income taxes                                           (719)              (100)              144
          Depreciation and amortization                                     92                 59                47
          Noncash compensation                                           2,059                340               400
          Equity in undistributed earnings of
              subsidiaries                                                (593)               (94)            1,198
    Decrease in due from subsidiaries                                       -                  -              1,312
    Decrease in refundable income taxes                                    330                431               203
    Decrease in other assets                                               477                277               543
    Decrease in other liabilities                                         (364)              (172)             (195)
                                                                   -----------        -----------        ----------
               Net cash provided by operating
                  activities                                             5,547              1,388             3,111
                                                                   -----------        -----------        ----------
Cash flows from investing activities:
    Investment in subsidiaries                                          (1,800)            (1,300)           (9,704)
    Purchases of securities                                                 -                  -                (20)
    Proceeds from sales of securities                                      106                611                23
    Proceeds from sale of premises and equipment                            26                 -                 -
    Purchases of premises and equipment                                    (17)              (119)              (80)
                                                                   -----------        -----------        ----------
               Net cash used in investing activities                    (1,685)              (808)           (9,781)
                                                                   -----------        -----------        ----------
Cash flows from financing activities:
    Net (decrease) increase in line of credit note                      (8,750)            (1,125)            8,700
    Proceeds from issuance of common stock                               5,841              2,084               404
    Dividends paid                                                      (1,275)            (1,122)           (1,116)
    Repurchase of common stock                                              -                  -             (1,212)
                                                                   -----------        -----------        ----------
               Net cash (used in) provided by
                  financing activities                                  (4,184)              (163)            6,776
                                                                   -----------        -----------        ----------

                                                                     (Continued)

                  CARDINAL BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



(21)   Cardinal Bancshares, Inc. (parent company only) - Continued

                Condensed Statements of Cash Flows - Continued
                 Years Ended December 31, 1996, 1995 and 1994
                                (in thousands)


                                                                        1996              1995              1993
                                                                        ----              ----              ----

Net (decrease) increase in cash                                           (322)               417               106
Cash at beginning of period                                                553                136                30
                                                                   -----------        -----------        ----------

Cash at end of period                                           $          231                553               136
                                                                   ===========        ===========        ==========

Supplemental cash flow information:
    Cash paid for income taxes                                  $        3,828                520            (1,014)
    Cash paid for interest                                                 389              1,008               419
                                                                   ===========        ===========        ==========